Exhibit 99.1
(in United States dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Year Ended December 31, 2010
This Management’s Discussion and Analysis should be read in conjunction with the audited consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the year ended December 31, 2010 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP” or “Canadian GAAP”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. References to C$ are to Canadian dollars. This Management’s Discussion and Analysis has been prepared as of February 24, 2011.
2010 HIGHLIGHTS
•	Gold production of 689,600 ounces for the fourth quarter and a record 2,520,300 ounces for 2010, compared to 601,300 ounces and 2,421,300 ounces, respectively, in 2009.

•
Total cash costs (net of by-product copper, silver, lead and zinc credits) decreased to $164 per ounce for the fourth quarter, compared to $289 per ounce in 2009, and $274 per ounce for 2010, compared to $295 per ounce in 2009. On a co-product basis, cash costs were $461 and $443 per gold ounce for the fourth quarter and 2010, respectively, compared to $422 and $391 per gold ounce, respectively, in 2009. (1)

•
Net earnings attributable to shareholders of Goldcorp increased to $331.8 million for the fourth quarter ($0.45 per share) and $1,574.3 million ($2.14 per share) for 2010, compared to net earnings of $66.7 million ($0.09 per share) and $240.2 million ($0.33 per share), respectively, in 2009. Adjusted net earnings amounted to $417.1 million ($0.57 per share) for the fourth quarter and $1,010.5 million ($1.37 per share) for 2010, compared to $182.7 million ($0.25 per share) and $588.2 million ($0.80 per share), respectively, in 2009. (2)

•
Operating cash flows from continuing operations increased to $676.8 million for the fourth quarter and $1,787.3 million for 2010, compared to $368.8 million and $1,275.1 million, respectively, in 2009. Operating cash flows before working capital changes increased to $646.1 million for the fourth quarter and $1,718.4 million for 2010, compared to $308.6 million and $1,184.3 million, respectively, in 2009. (3)

•	Dividends paid increased to $154.4 million in 2010, compared to $131.7 million in 2009.

•	On February 4, 2010, the Company completed its transaction with Canplats Resources Corporation to acquire a 100% interest in the Camino Rojo gold/silver project in Mexico.

•	On February 16, 2010, the Company acquired a 70% interest in the El Morro gold/copper project in Chile.

•
In April 2010, the Company and Barrick Gold Corporation, the project operator of the Pueblo Viejo gold project, finalized the terms of a $1.035 billion project financing. At year-end, $781.5 million has been drawn under the facility ($312.6 million — Goldcorp’s share).

•	During 2010, the Company divested of non-core assets, while maintaining a continuing equity interest as follows:
•
On June 8, 2010, the Company completed the sale of its Escobal silver project to Tahoe Resources Inc. for cash and share consideration totalling $495.5 million. Goldcorp received 47.8 million common shares, representing a 41.2% equity interest in Tahoe Resources Inc.

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(in United States dollars, tabular amounts in millions, except where noted)
•
On August 6, 2010, the Company completed the sale of the assets and certain liabilities of the San Dimas gold/silver mines and associated agreement to sell silver produced at San Dimas to Primero Mining Corp, for cash, share and other consideration totalling $401.0 million. Goldcorp received 31.2 million common shares, representing a 36% equity interest in Primero Mining Corp.

•	On September 1, 2010, Peñasquito completed commissioning and achieved commercial production.

•
On October 20, 2010, the Company completed the sale of its remaining 58.1% interest in Terrane Metals Corp. to Thompson Creek Metals Inc. for cash and share consideration totalling $390.5 million. Goldcorp received 13.9 million common shares, representing an approximate 8% equity interest in Thompson Creek Metals Inc.

•	On December 29, 2010, the Company acquired all of the outstanding shares of Andean Resources Limited.
(1)
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from operating cash costs. Total cash costs on a co-product basis are calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues. Total cash costs have been presented excluding San Martin, which commenced reclamation activities in October 2007. Refer to page 44 for a reconciliation of total cash costs to reported operating expenses.

(2)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 45 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(3)
Operating cash flows before working capital changes is a non-GAAP measure which the Company believes provides a better indicator of the Company’s ability to generate cash flows from its mining operations.

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(in United States dollars, tabular amounts in millions, except where noted)
OVERVIEW
Goldcorp Inc. (“Goldcorp” or “the Company”) is a leading gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, copper, silver, lead and zinc.
At December 31, 2010, the Company’s producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine which was commissioned on September 1, 2010, Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.
At December 31, 2010, the Company’s significant development projects include the Cochenour, Éléonore and Hollinger gold projects in Canada; the Cerro Negro gold project in Argentina; the Pueblo Viejo gold project (40% interest) in the Dominican Republic; the Noche Buena and Camino Rojo gold/silver projects in Mexico; the El Morro gold/copper project (70% interest) in Chile and the Cerro Blanco gold/silver project in Guatemala. Goldcorp also owns a 41.2% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company engaged in silver exploration and development, including the Escobal silver project in Guatemala, and a 36% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in acquiring and developing precious metal resource properties, including the San Dimas gold/silver mines in Mexico.
Goldcorp is one of the world’s lowest cost and fastest growing senior gold producers with operations throughout the Americas. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York and Toronto Stock Exchanges.
As the global economy emerged from recession in 2010, the commodities market continued to be attractive to investors. The continued concerns over the European debt crisis, poor US economic indicators and the slow recovery of the global economy pushed gold prices to a new record high in excess of $1,400 per ounce. During the fourth quarter of 2010 and the year ended December 31, 2010, the Company realized an average gold price of $1,378 and $1,240 per ounce, respectively, an increase of 24% and 27% compared to the fourth quarter of 2009 and the year ended December 31, 2009, respectively. As compared to the year ended December 31, 2009, Goldcorp experienced average realized price increases of 114% and 20% for silver and copper, respectively.
Gold production was 16% higher during the fourth quarter of 2010, compared to the third quarter of 2010, mainly due to record production at Marlin and Los Filos. Costs of operations increased by 49% compared to the prior quarter mainly due to the full quarter of operations at Peñasquito, higher YMAD net proceeds payments and export retention taxes paid in Alumbrera, and higher gold, copper, silver, lead and zinc sales volumes.
On September 1, 2010, Peñasquito completed commissioning and achieved commercial production. Effective September 1, 2010, proceeds from sales of metal concentrates and metals from the ancillary heap leach operation have been recognized as revenues with expenditures during production recognized as expenses. Gold production at Peñasquito totalled 168,200 ounces which consist of 89,800 ounces from sulphide ore and 78,400 ounces from heap leaching of the oxide ore cap for the year ended December 31, 2010. 2010 gold production was slightly lower than planned mainly due to the repositioning of the magnets designed to capture grinding media during the commissioning of the high-pressure grinding roll in the fourth quarter. Peñasquito processing remains on target to reach the full 130,000 tonnes per day capacity by the end of the first quarter of 2011.
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(in United States dollars, tabular amounts in millions, except where noted)
CORPORATE DEVELOPMENT ACTIVITIES — ACQUISITIONS, DIVESTITURES, FINANCINGS
Disposition of interest in Osisko Mining Corporation (“Osisko”)
On February 8, 2011, the Company disposed of its 10.1% equity interest, consisting of approximately 38.6 million common shares, in Osisko to a syndicate of underwriters at a price of C$13.75 per common share held. The Company received gross cash proceeds of $535.0 million resulting in an estimated gain on the date of disposition of $320.0 million.
At December 31, 2010, the Company’s 10.1% equity interest in Osisko was classified as an available-for-sale portfolio investment measured at fair value.
During the year ended December 31, 2010, the Company completed the following significant transactions:
Acquisition of Andean Resources Limited (“Andean”)
On December 29, 2010, the Company’s scheme of arrangement involving Andean and its shareholders (“the Arrangement”) was implemented and as a result, Goldcorp acquired all of the outstanding shares of Andean. Under the terms of the Arrangement, each common share of Andean was exchangeable for 0.14 common share of Goldcorp or a cash payment of C$6.50 per common share. The holders of the Andean common shares had the option to elect to receive cash or common shares or any combination of cash and common shares, subject to an aggregate maximum cash consideration of $974.8 million. Based on election results of the former Andean shareholders, the total purchase price for the acquisition amounted to $3.6 billion, comprising of 61.1 million in common shares of Goldcorp and $766.3 million in cash. The value of the common shares issued was measured based on the closing market price of Goldcorp’s shares trading on the Toronto Stock exchange on December 29, 2010, the acquisition date, of $45.62 per common share.
Andean’s principal mining property is its 100% indirectly owned Cerro Negro gold project (“the Cerro Negro project”), an advanced-stage, high-grade vein system located in the Santa Cruz province of Argentina. The transaction was accounted for as a business combination with the Cerro Negro project being considered a separate reporting unit and operating segment.
Disposition of interest in Terrane Metals Corp. (“Terrane”)
On April 16, 2010, Terrane completed a bought-deal financing agreement with a syndicate of underwriters which resulted in a decrease of Goldcorp’s interest in Terrane to 58.2% (fully-diluted basis — 52.4%).
On October 20, 2010, the Company completed the sale of its remaining 58.1% controlling interest (fully-diluted basis — 52.4%) in Terrane to Thompson Creek Metals Inc. (“Thompson Creek”). The Company received $235.9 million in cash and 13.9 million common shares of Thompson Creek with a total fair value of $153.7 million, representing approximately 8% of the issued and outstanding common shares (fully-diluted basis — 7%) of Thompson Creek. The Company has accounted for its 8% equity interest in Thompson Creek as an available-for-sale portfolio investment measured at fair value at the end of each period. The Company recognized a gain of $259.1 million ($205.3 million after tax) net of selling costs of $2.8 million, on the disposition of Terrane.
The results of Terrane have been reported as a discontinued operation and presented separately in the consolidated statements of earnings for both the current and prior periods presented.
Disposition of San Dimas mines and the associated silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”)
On August 6, 2010, the Company disposed of the assets and liabilities relating to the San Dimas mines (the “San Dimas Assets”), excluding certain non-operational assets, to Primero. In connection with the sale of the San Dimas Assets, Primero assumed the Company’s obligation to sell to Silver Wheaton, and Silver Wheaton agreed to purchase from Primero, silver produced from the San Dimas mines at a fixed price per ounce (“the Silver Wheaton Silver Purchase Agreement”). In exchange, the Company received $213.6 million cash, $159.2 million in common shares of Primero valued as of August 6, 2010, representing a 36% interest in Primero, a $50 million promissory note
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(in United States dollars, tabular amounts in millions, except where noted)
receivable over five years bearing interest at 6% per annum, a $60.0 million convertible promissory note receivable (“Primero convertible note”) with a term of one year bearing interest at 3% per annum, and a $4.0 million working capital adjustment receivable. The Company recognized a gain of $373.2 million before tax ($407.9 million after tax, including a future income tax recovery of $180.3 million and current income tax expense of $145.6 million), net of selling costs of $3.4 million. Goldcorp’s 36% equity interest in Primero has been accounted for using the equity method from the date of closing. Goldcorp is entitled to maintain its percentage ownership in the issued and outstanding common shares of Primero as well as proportional representation on Primero’s board of directors. Goldcorp has agreed to hold the shares of Primero that it received as partial consideration for a period of three years subject to certain exceptions.
In addition, Goldcorp has agreed to deliver and sell to Silver Wheaton 1.5 million ounces of silver during each of the four contract years ending August 5, 2014, priced at the lesser of $4.04 per ounce, subject to an annual adjustment for inflation, and the prevailing market price. This contract meets the definition of a derivative and is therefore classified as a financial liability held for trading and measured at fair value at each balance sheet date. The fair value of this contract on the date of disposition was $81.1 million. At December 31, 2010 the fair value of this contract was $134.8 million.
Disposition of Escobal silver project
On June 8, 2010, the Company completed the sale of its Escobal silver project to Tahoe. Tahoe is a publicly traded company on the Toronto Stock Exchange, following the closing of its initial public offering (“IPO”) on June 8, 2010. Goldcorp received a total of 47,766,000 common shares of Tahoe, representing 41.2% of Tahoe’s issued and outstanding common shares (fully-diluted basis — 40%) with a fair value of $270.9 million based on the IPO price of C$6.00 per common share and $224.6 million in cash, for total consideration of $495.5 million. The Company recognized a gain of $484.1 million before tax ($480.6 million after tax), net of selling costs of $9.4 million, on the disposition of Escobal. Goldcorp is entitled to appoint three of Tahoe’s eight board members and has the right to maintain a 41.2% ownership interest. To maintain its 41.2% interest in Tahoe, the Company purchased an additional 10,285,692 common shares of Tahoe for total consideration of $143.7 million on December 23, 2010. The Company’s equity interest in Tahoe has been accounted for using the equity method.
Completion of project financing for Pueblo Viejo
In April 2010, Barrick Gold Corporation (“Barrick”), the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo ($414.0 million — Goldcorp’s share). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375.0 million, $400.0 million and $260.0 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375.0 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% for years thirteen to fifteen. The $260.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. In June 2010, the $400.0 million and $260.0 million tranches, in addition to a portion of the $375.0 million tranche, were drawn for a total amount received of $781.5 million ($312.6 million — Goldcorp’s share). At December 31, 2010, $781.5 million has been drawn under the facility ($312.6 million — Goldcorp’s share).
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(in United States dollars, tabular amounts in millions, except where noted)
Acquisition of 70% interest in the El Morro project
On February 16, 2010, Goldcorp acquired a 70% interest in the El Morro advanced stage gold/copper project located in north-central Chile, Atacama Region, approximately 80 kilometres east of the city of Vallenar (“the El Morro project”), and associated loan receivable balances, for total consideration of $513.0 million in cash. Total transaction costs expensed amounted to $6.0 million. The El Morro project was acquired from a subsidiary of New Gold Inc. (“New Gold”), the entity which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata”) pursuant to the exercise of a right of first refusal held by a New Gold subsidiary. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro project. The El Morro project contributes to the foundation of Goldcorp’s peer-leading growth profile. On a 100% basis, the El Morro project contains proven and probable reserves of 8.2 million ounces of gold and 6.1 billion pounds of copper. The El Morro project is a world-class project with low expected cash costs and great organic growth potential in one of the best mining jurisdictions in the Americas. As the project operator, Goldcorp has agreed to fund, through interest bearing loans, New Gold’s 30% share of development and construction costs until intended operating levels are achieved. The amounts outstanding will be repaid to Goldcorp during the production period of the El Morro project.
This transaction was accounted for as a business combination with the El Morro project being considered a separate reporting unit and operating segment.
Acquisition of Canplats Resources Corporation
The acquisition of Canplats Resources Corporation (“Canplats”), for consideration of C$4.80 per common share outstanding at the closing date, was completed on February 4, 2010 for total consideration of $289.0 million in cash. Total transaction costs expensed amounted to $3.5 million. Goldcorp acquired a 100% interest in the Camino Rojo gold/silver project in Mexico (“the Camino Rojo project”) as part of this transaction. The Camino Rojo project is a key strategic asset located approximately 50 kilometres southeast of Peñasquito that nearly quadruples Goldcorp’s total land package in a core district. Its 3,389-square kilometre land position includes the Represa Deposit, which has reported 3.4 million and 60.7 million ounces of measured and indicated gold and silver resources, respectively. Inferred resources total 0.6 million and 7.6 million ounces of gold and silver, respectively. The addition of the Camino Rojo project provides a robust, low-cost potential satellite operation that will augment Peñasquito’s production and leverage important investments the Company has made in people, infrastructure and stakeholder partnerships.
This transaction was accounted for as a business combination. The assets and liabilities of Canplats have been assigned to and included in the Peñasquito reporting unit and operating segment.
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(in United States dollars, tabular amounts in millions, except where noted)
SUMMARIZED ANNUAL FINANCIAL RESULTS (1) (2) (3) (4)

	2010 (2)	2009	2008 (3)

Revenues	$3,799.8	$2,723.6	$2,419.6
Gold produced (ounces)	2,520,300	2,421,300	2,324,300
Gold sold (ounces) (4)	2,413,800	2,347,300	2,304,700
Average realized gold price (per ounce)	$1,240	$978	$868
Average London spot gold price (per ounce)	$1,225	$972	$872
Earnings from operations	$1,469.5	$821.2	$512.5
Earnings from continuing operations	$1,380.6	$244.1	$1,481.1
Earnings (loss) from discontinued operations, net of tax (1)	$185.5	$(5.9)	$2.2
Net earnings	$1,566.1	$238.2	$1,483.3
Net earnings attributable to shareholders of Goldcorp	$1,574.3	$240.2	$1,475.6
Earnings from continuing operations per share
– Basic	$1.88	$0.33	$2.07
– Diluted	$1.87	$0.33	$2.06
Net Earnings per share
– Basic	$2.14	$0.33	$2.07
– Diluted	$2.13	$0.33	$2.06
Cash flows from operating activities of continuing operations	$1,787.3	$1,275.1	$871.1
Total cash costs – by-product (per gold ounce) (5)(6)	$274	$295	$305
Total cash costs – co-product (per gold ounce) (5)(7)	$443	$391	$391
Dividends paid	$154.4	$131.7	$128.7
Cash and cash equivalents	$556.2	$874.6	$262.3
Total assets	$28,809.1	$20,948.7	$19,008.8

(1)
The results of Terrane, which was disposed of on October 20, 2010 and previously reported as a separate operating segment, have been reclassified as a discontinued operation for both the current and prior periods.

(2)	Includes the results of San Dimas to August 6, 2010, the date of disposition.

(3)	Includes the results of Silver Wheaton to February 14, 2008, the date of disposition.

(4)
Excludes commissioning sales ounces from Peñasquito, up to September 1, 2010, as these were credited against capitalized project costs, and silver ounces from San Dimas sold to Primero in exchange for a working capital adjustment as part of the disposition of San Dimas on August 6, 2010.

(5)
The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs for 2008 and beyond have been presented excluding San Martin for information purposes only.

(6)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for Marlin at market silver prices; by-product lead, zinc and 75% of the silver for Peñasquito at market silver prices and 25% of the silver for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton; and by-product silver revenues for San Dimas at $4.04 per silver ounce to August 6, 2010 ($4.02 prior to November 2009; $3.95 prior to November 2008) sold to Silver Wheaton).

(7)
Total cash costs per gold ounce on a co-product basis is calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues for Alumbrera (includes copper revenues); Marlin and San Dimas until August 6, 2010 (includes silver revenues); and Peñasquito (includes silver, lead and zinc revenues).

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(in United States dollars, tabular amounts in millions, except where noted)
Review of Annual Financial Results
Net earnings attributable to shareholders of Goldcorp for the year ended December 31, 2010 increased to $1,574.3 million, or $2.14 per share, compared to $240.2 million, or $0.33 per share in 2009. Compared to 2009, net earnings attributable to shareholders of Goldcorp were impacted significantly by the following factors:
•
Revenues increased by $1,076.2 million, or 40%, primarily due to the following: a $700.2 million increase in gold revenues resulting from a 27%, or $262 per ounce, increase in average realized gold price and a 3% increase in gold sales volume; a $211.9 million increase in silver revenues resulting from a 67% or 6.1 million ounce increase in silver sales volume primarily due to the commissioning of Peñasquito on September 1, 2010 and a $10.09 per ounce, or 114%, increase in average realized silver price; a $60.5 million increase in copper revenues resulting from a 20% higher average realized copper price offset by a 3% decrease in copper sales volume, and $100.8 million in lead and zinc revenues net of treatment and refining charges from Peñasquito;

•
Operating expenses increased by $291.1 million, or 25%, primarily as result of the expensing of operating costs at Peñasquito upon completion of commissioning effective September 1, 2010 of $175.3 million, and higher gold, silver, lead, and zinc sales volumes, higher YMAD net proceeds payments paid in Alumbrera ($64.0 million in 2010 compared to $39.0 million in 2009), higher employee costs and consumption of consumables/reagents, and the unfavourable impact of the strengthening of the Canadian dollar and Mexican peso by 10% and 7%, respectively. Export retention taxes paid in Alumbrera were similar year over year ($53 million in 2010 compared to $52 million in 2009). The strengthening of the Canadian dollar and Mexican peso negatively impacted the earnings of the Canadian and Mexican operations by approximately $58 million and $8 million, respectively;

•	Depreciation and depletion increased by $96.8 million, or 18%, mainly due to the commissioning of Peñasquito on September 1, 2010;

•
A $25.9 million increase in corporate administration, excluding stock based compensation expense, mainly due to the Company’s growth and associated increase in corporate activities, employee costs, corporate social responsibility and community contributions;

•
A $20.0 million increase in exploration costs due to a renewed focus on drilling programs. The economic downturn in the first quarter of 2009 resulted in the Company temporarily deferring exploration at certain longer-term growth projects;

•	Interest income and other expenses increased by $27.1 million primarily due to transaction costs relating to the acquisitions of the Camino Rojo, El Morro, and Cerro Negro projects;

•
A $66.0 million net loss on the Company’s derivative contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 and a $1.2 million unrealized loss on the conversion feature of the Primero convertible note, offset by a $5.4 million gain on non-hedge derivative foreign currency, heating oil, copper, lead and zinc contracts; compared to a $3.6 million gain on non-hedge derivative foreign currency, heating oil and copper contracts in 2009;

•
A $780.5 million net gain on dispositions of mining interests before tax ($835.9 million after tax) as the Company divested of a number of non-core assets, including: the sale of the San Dimas Assets ($373.2 million gain before tax; $407.9 million after tax), the Escobal silver project ($484.1 million gain before tax; $480.6 million after tax), an exploration property in Mexico ($63.7 million loss before tax; $48.1 million after tax), certain land at Wharf ($5.6 million gain before tax; $3.7 million after tax) and El Limón ($18.7 million loss before tax; $8.2 million after tax), compared to a $20.1 million net gain before tax ($15.1 million after tax) in 2009;

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(in United States dollars, tabular amounts in millions, except where noted)
•
A $362.6 million net loss on translation of future income tax liabilities relating to mining interests primarily arising from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006, Gold Eagle Mines Ltd. in 2008, and the Camino Rojo project in 2010, due to the 5% strengthening of the Canadian dollar and Mexican peso during the year ended December 31, 2010, compared to a $324.3 million loss in 2009 due to the 15% and 6% strengthening of the Canadian dollar and Mexican peso during the year ended December 31, 2009;

•
A lower effective tax rate for the year ended December 31, 2010, excluding the impact of the foreign exchange loss on the translation of future income tax liabilities, compared to the year ended December 31, 2009, primarily due to the gains on disposition of Escobal and San Dimas being subject to a lower effective tax rate.

Adjusted net earnings amounted to $1,010.5 million, or $1.37 per share (1), for the year ended December 31, 2010, compared to $588.2 million, or $0.80 per share, for the year ended December 31, 2009. Compared to 2009, adjusted net earnings increased 72% and were significantly impacted by higher revenues resulting from higher gold and silver sales volumes, higher average realized gold, copper and silver prices, lead and zinc sales revenues from commissioning of Peñasquito, offset by higher operating costs. Total cash costs (by-product) were $21 per ounce lower at $274 per gold ounce, compared to $295 per gold ounce in 2009. The decrease was primarily due to higher by-product copper, silver, lead and zinc sales credits partially offset by higher YMAD net proceeds payments in Alumbrera, the inclusion of export retention taxes paid in Alumbrera in cash costs effective January 1, 2010 and the unfavourable impact of the strengthening of the Canadian dollar and Mexican peso. Adjusted net earnings for the 2010 were also impacted by the lower effective tax rate as mentioned above.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 45 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

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(in United States dollars, tabular amounts in millions, except where noted)
QUARTERLY FINANCIAL REVIEW

	2010 (1) (2) (3)
	Q1	Q2	Q3	Q4	Total

Revenues	$750.3	$844.3	$885.8	$1,319.4	$3,799.8
Gold produced (ounces)	625,000	609,500	596,200	689,600	2,520,300
Gold sold (ounces) (3)	569,100	598,000	568,100	678,600	2,413,800
Average realized gold price (per ounce)	$1,110	$1,208	$1,239	$1,378	$1,240
Average London spot gold price (per ounce)	$1,109	$1,197	$1,227	$1,367	$1,225
Earnings from operations	$266.1	$305.1	$342.2	$556.1	$1,469.5
Earnings (loss) from continuing operations	$(51.5)	$830.5	$484.0	$117.6	$1,380.6
Earnings (loss) from discontinued operations, net of tax (1)	$(1.2)	$(3.8)	$(19.6)	$210.1	$185.5
Net earnings (loss)	$(52.7)	$826.7	$464.4	$327.7	$1,566.1
Net earnings (loss) attributable to shareholders of Goldcorp	$(52.3)	$828.3	$466.5	$331.8	$1,574.3
Earnings (loss) from continuing operations per share (4)
– Basic	$(0.07)	$1.13	$0.66	$0.16	$1.88
– Diluted	$(0.07)	$1.10	$0.65	$0.16	$1.87
Net earnings (loss) per share (4)
– Basic	$(0.07)	$1.13	$0.63	$0.45	$2.14
– Diluted	$(0.07)	$1.11	$0.63	$0.45	$2.13
Cash flows from operating activities of continuing operations	$314.8	$387.1	$408.6	$676.8	$1,787.3
Total cash costs – by-product (per gold ounce) (5)	$325	$363	$260	$164	$274
Total cash costs – co-product (per gold ounce) (6)	$433	$448	$429	$461	$443
Dividends paid	$33.0	$33.0	$33.2	$55.2	$154.4
Cash and cash equivalents	$392.6	$497.2	$732.0	$556.2	$556.2

(1)
The results of Terrane, which was disposed of on October 20, 2010 and previously reported as a separate operating segment, have been reclassified as a discontinued operation for both the current and prior periods.

(2)	Includes the results of San Dimas to August 6, 2010, the date of disposition.

(3)
Excludes commissioning sales ounces from Peñasquito, up to September 1, 2010, as these were credited against capitalized project costs, and silver ounces from San Dimas sold to Primero in exchange for a working capital adjustment as part of the disposition of San Dimas on August 6, 2010.

(4)	Sum of quarterly earnings per share may not equal the total for the year as each quarterly amount is calculated independently of each other.

(5)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for Marlin at market silver prices; by-product lead, zinc and 75% of the silver for Peñasquito at market silver prices and 25% of the silver for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton; and by-product silver revenues for San Dimas at $4.04 per silver ounce to August 6, 2010 ($4.02 prior to November 2009; $3.95 prior to November 2008) sold to Silver Wheaton).

(6)
Total cash costs per gold ounce on a co-product basis is calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues for Alumbrera (includes copper revenues); Marlin and San Dimas until August 6, 2010 (includes silver revenues); and Peñasquito (includes silver, lead and zinc revenues).

GOLDCORP   |   10

(in United States dollars, tabular amounts in millions, except where noted)

		2009 (1) (2)
	Q1	Q2	Q3	Q4	Total

Revenues	$624.8	$628.6	$691.9	$778.3	$2,723.6
Gold produced (ounces)	616,500	582,400	621,100	601,300	2,421,300
Gold sold (ounces) (2)	607,900	564,800	601,500	573,100	2,347,300
Average realized gold price (per ounce)	$912	$927	$968	$1,107	$978
Average London spot gold price (per ounce)	$908	$922	$960	$1,100	$972
Earnings from operations	$202.8	$156.4	$219.0	$243.0	$821.2
Earnings (loss) from continuing operations	$290.9	$(230.1)	$115.5	$67.8	$244.1
Earnings (loss) from discontinued operations, net of tax (1)	$0.2	$(2.3)	$(1.9)	$(1.9)	$(5.9)
Net earnings (loss)	$291.1	$(232.4)	$113.6	$65.9	$238.2
Net earnings (loss) attributable to shareholders of Goldcorp	$290.9	$(231.6)	$114.2	$66.7	$240.2
Earnings (loss) from continuing operations per share (3)
– Basic	$0.40	$(0.31)	$0.16	$0.09	$0.33
– Diluted	$0.40	$(0.31)	$0.16	$0.09	$0.33
Net earnings (loss) per share (3)
– Basic	$0.40	$(0.32)	$0.16	$0.09	$0.33
– Diluted	$0.40	$(0.32)	$0.16	$0.09	$0.33
Cash flows from operating activities of continuing operations	$298.8	$264.4	$343.1	$368.8	$1,275.1
Total cash costs – by-product (per gold ounce) (4)(5)	$288	$310	$295	$289	$295
Total cash costs – co-product (per gold ounce) (4)(6)	$353	$402	$384	$422	$391
Dividends paid	$32.9	$32.9	$32.9	$33.0	$131.7
Cash and cash equivalents	$260.8	$866.0	$785.3	$874.6	$874.6

(1)
The results of Terrane, which was disposed of on October 20, 2010 and previously reported as a separate operating segment, have been reclassified as a discontinued operation for both the current and prior periods.

(2)	Excludes commissioning sales ounces from Peñasquito as these were credited against capitalized project costs up to September 1, 2010.

(3)	Sum of quarterly earnings per share may not equal the total for the year as each quarterly amount is calculated independently of each other.

(4)
The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs for 2008 and beyond have been presented excluding San Martin for information purposes only.

(5)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for Marlin at market silver prices; and by-product silver revenues for San Dimas at $4.04 per silver ounce to August 6, 2010 ($4.02 prior to November 2009; $3.95 prior to November 2008) sold to Silver Wheaton).

(6)
Total cash costs per gold ounce on a co-product basis is calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues for Alumbrera (includes copper revenues); Marlin and San Dimas until August 6, 2010 (includes silver revenues).

GOLDCORP   |   11

(in United States dollars, tabular amounts in millions, except where noted)
Review of Quarterly Financial Results — Three months ended December 31, 2010 compared to the three months ended September 30, 2010
Net earnings attributable to shareholders of Goldcorp for the fourth quarter of 2010 were $331.8 million, or $0.45 per share, compared to $466.5 million, or $0.63 per share, in the third quarter of 2010. Compared to the prior quarter, net earnings attributable to shareholders of Goldcorp for the three months ended December 31, 2010 were impacted significantly by the following factors:
•
Revenues increased by $433.6 million, or 49%, primarily due to a $231.7 million increase in gold revenues resulting from a $139 per ounce increase in the average realized gold price and a 19% increase in gold sales volume, a $109.9 million increase in silver revenues resulting from a 122% or 3.9 million ounces increase in silver sales volume primarily due to a full quarter of operation at Peñasquito and a $4.77 per ounce increase in the average realized silver price, a $37.6 million increase in zinc revenues net of treatment and refining charges resulting from a 339% increase in zinc sales volume and a $0.04 per pound increase in the average realized zinc price, a $27.9 million increase in lead revenues net of treatment and refining charges resulting from a 348% increase in lead sales volume and a $0.05 per pound increase in the average realized lead price, and a $28.5 million increase in copper revenues resulting from a $0.63 per pound increase in the average realized copper price and a 17% increase in copper sales volume;

•
Operating expenses increased by $163.1 million, or 49%, primarily due to the expensing of operating costs at Peñasquito for a full quarter ($138.7 million) compared to one month in the third quarter ($36.6 million), the unfavourable impact of the strengthening of the Canadian dollar and Mexican peso by 3%, higher gold, silver, zinc, lead and copper sales volumes, $8.2 million higher YMAD net proceeds payments and $4.3 million higher export retention taxes paid in Alumbrera. The strengthening of the Canadian dollar and Mexican peso negatively impacted the earnings of the Canadian and Mexican operations by approximately $2.5 million and $1.0 million, respectively;

•	Depreciation and depletion increased by $48.9 million, or 32%, mainly due to the commissioning of Peñasquito on September 1, 2010;

•
A $48.5 million net loss on the Company’s derivative contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014, a $3.0 million unrealized loss on the conversion feature of the Primero convertible note and a $9.4 million net loss on derivative foreign currency, heating oil, copper, lead and zinc contracts in the fourth quarter; compared to a $18.0 million net loss on the Company’s derivative contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014, a $1.7 million unrealized gain on the conversion feature of the Primero convertible note and $1.3 million net loss on non-hedge derivative foreign currency, heating oil, copper, lead and zinc contracts, in the third quarter of 2010.

•	A $259.1 million gain on the disposition of Terrane before tax ($205.3 million after tax, including $14.4 million of tax recognized in the third quarter of 2010) in the fourth quarter of 2010;

•
A $373.2 million gain on the disposition of the San Dimas Assets before tax ($407.9 million after tax, including a future income tax recovery of $180.3 million and current income tax expense of $145.6 million) in the third quarter of 2010;

•
A $219.9 million loss on translation of future income tax liabilities relating to mining interests arising from acquisitions, compared to a $126.4 million loss in the prior quarter, due to the strengthening of the Canadian dollar and Mexican peso when compared to the prior period end and finalization of the El Morro purchase price allocation;

•
A higher effective tax rate in the fourth quarter of 2010, excluding the impact of foreign exchange loss on future income tax liabilities, compared to the third quarter of 2010, primarily due to the gain on disposition of San Dimas in the third quarter

GOLDCORP   |   12

(in United States dollars, tabular amounts in millions, except where noted)
being subject to a lower effective tax rate, including significant deferred gains from the disposition of Silver Wheaton shares in 2008 and a deferred credit that had no associated future income taxes.
Adjusted net earnings amounted to $417.1 million, or $0.57 per share (1), for the three months ended December 31, 2010, compared to $231.5 million, or $0.31 per share, for the prior quarter. Compared to the prior quarter, adjusted net earnings were significantly impacted by higher revenues resulting from higher sales volumes and realized prices for gold, copper, silver, lead and zinc. Total cash costs (by-product) were lower at $164 per gold ounce in the fourth quarter of 2010, as compared to $260 per gold ounce in the prior quarter. The decrease in cash costs per ounce was primarily due to higher by-product silver, copper, lead and zinc sales credits, and higher gold ounces sold partially offset by higher YMAD net proceeds payments and export retention taxes paid in Alumbrera. Adjusted net earnings for the fourth quarter of 2010 were also impacted by a higher effective tax rate as mentioned above.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 45 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

GOLDCORP   |   13

(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS
YEARS ENDED DECEMBER 31

					Average	Earnings	Total cash
			Gold		realized	(loss) from	costs
			produced	Gold sold	gold price	Operations	(per gold
		Revenues	(ounces)	(ounces) (4)	(per ounce)	(5)	ounce) (1)

Red Lake	2010	$866.2	703,300	701,000	$1,233	$527.7	$297
	2009	$624.8	622,700	635,300	$982	$329.2	$288
Porcupine	2010	328.8	265,900	265,900	1,234	76.3	595
	2009	310.2	318,300	318,600	973	88.7	447
Musselwhite	2010	318.9	258,700	257,200	1,239	111.3	625
	2009	225.5	232,600	231,200	975	52.1	585
Peñasquito (1)(2)	2010	357.1	168,200	82,000	1,355	109.5	(863)
	2009	—	90,300	—	—	—	—
Los Filos	2010	379.4	306,100	304,200	1,237	188.3	423
	2009	236.2	239,300	238,900	975	72.9	469
El Sauzal	2010	188.6	152,100	152,200	1,234	72.1	301
	2009	198.7	203,800	206,500	958	66.1	201
Marlin (1)	2010	500.6	296,100	296,000	1,241	268.6	(19)
	2009	331.8	274,900	274,600	982	136.9	192
Alumbrera (1)	2010	596.3	152,000	146,800	1,270	220.5	(619)
	2009	495.5	158,200	157,800	988	158.9	(722)
Marigold	2010	111.7	91,200	91,200	1,224	29.0	678
	2009	99.0	97,900	99,500	994	22.0	596
Wharf	2010	91.2	73,300	71,300	1,233	34.6	645
	2009	70.9	67,700	69,300	974	12.2	686
Other (1)(3)(4)	2010	61.0	53,400	46,000	1,154	(168.4)	409
	2009	131.0	115,600	115,600	979	(117.8)	287
Total	2010	$3,799.8	2,520,300	2,413,800	$1,240	$1,469.5	$274
	2009	$2,723.6	2,421,300	2,347,300	$978	$821.2	$295

(1)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin at market silver prices; by-product silver sales revenues for San Dimas at $4.04 per silver ounce to August 6, 2010 ($4.02 prior to November 2009) sold to Silver Wheaton); and by-product lead, zinc, 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton effective September 1, 2010. The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs have been presented excluding San Martin for information purposes only.

(2)	Operating results exclude commissioning sales ounces from Peñasquito up to September 1, 2010, as these were credited against capitalized project costs.

(3)	Includes corporate activities and the results of San Martin, El Limón until February 24, 2010, the date of disposition, and San Dimas until August 6, 2010, the date of disposition.

(4)	Excludes silver ounces sold to Primero in exchange for a working capital adjustment as part of the disposition of San Dimas on August 6, 2010.

(5)
Excludes discontinued operations. As a result of the disposition of Terrane on October 20, 2010, the results of that development project, which were previously reported as a separate operating segment, have been reclassified as a discontinued operation for both the current and prior periods. Including discontinued operations, earnings from operations amounted to $1,453.6 million in 2010 (2009 — $816.0 million).

GOLDCORP   |   14

(in United States dollars, tabular amounts in millions, except where noted)
THREE MONTHS ENDED DECEMBER 31

					Average		Total cash
			Gold		realized	Earnings	costs
			produced	Gold sold	gold price	(loss) from	(per gold
		Revenues	(ounces)	(ounces)	(per ounce)	Operations (4)	ounce) (1)

Red Lake	2010	$254.0	187,000	184,400	$1,374	$159.8	$313
	2009	$181.5	156,300	163,100	$1,111	$99.7	$317
Porcupine	2010	92.8	67,900	67,900	1,365	24.5	656
	2009	79.1	71,700	71,600	1,103	20.0	509
Musselwhite	2010	104.9	79,900	76,500	1,372	47.8	572
	2009	61.4	56,300	55,500	1,105	17.2	605
Peñasquito (1)(2)	2010	270.9	53,900	55,200	1,393	83.4	(1,002)
	2009	—	30,400	—	—	—	—
Los Filos	2010	116.4	84,900	84,200	1,381	64.5	400
	2009	66.0	60,100	59,700	1,092	25.6	444
El Sauzal	2010	53.5	38,500	38,600	1,377	22.8	303
	2009	38.0	34,200	34,200	1,103	9.0	371
Marlin (1)	2010	179.1	92,300	89,400	1,376	111.1	(224)
	2009	106.4	78,600	75,900	1,108	51.3	129
Alumbrera (1)	2010	186.6	42,200	38,800	1,422	83.9	(1,002)
	2009	152.5	34,600	32,700	1,140	58.4	(1,333)
Marigold	2010	35.7	27,000	26,000	1,372	9.6	787
	2009	35.0	31,900	31,400	1,111	13.5	482
Wharf	2010	24.8	16,000	17,600	1,372	9.1	788
	2009	20.8	16,400	18,500	1,094	3.1	805
Other (1)(3)	2010	0.7	—	—	—	(60.4)	—
	2009	37.6	30,800	30,500	1,104	(54.8)	272
Total	2010	$1,319.4	689,600	678,600	$1,378	$556.1	$164
	2009	$778.3	601,300	573,100	$1,107	$243.0	$289

(1)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin at market silver prices; by-product silver sales revenues for San Dimas at $4.04 per silver ounce in 2009 ($4.02 prior to November 2009) sold to Silver Wheaton); and by-product lead, zinc, 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton effective September 1, 2010. The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs have been presented excluding San Martin for information purposes only.

(2)	Operating results exclude commissioning sales ounces from Peñasquito up to September 1, 2010, as these were credited against capitalized project costs.

(3)	Includes corporate activities and the results of San Martin, and El Limón and San Dimas in 2009.

(4)
Excludes discontinued operations. As a result of the disposition of Terrane on October 20, 2010, the results of that development project, which were previously reported as a separate operating segment, have been reclassified as a discontinued operation for both the current and prior periods. Including discontinued operations, earnings from operations amounted to $546.1 million for the fourth quarter of 2010 (2009 — $241.0 million).

GOLDCORP   |   15

(in United States dollars, tabular amounts in millions, except where noted)
Red Lake gold mines, Canada

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2010	2009

Tonnes of ore milled	211,500	221,900	218,500	224,700	876,600	781,700
Average mill head grade (grams/tonne)	27	24	26	26	26	26
Average recovery rate	97%	96%	97%	96%	97%	97%
Gold (ounces)
– Produced	181,200	159,000	176,100	187,000	703,300	622,700
– Sold	169,400	171,200	176,000	184,400	701,000	635,300
Average realized gold price (per ounce)	$1,112	$1,203	$1,232	$1,374	$1,233	$982
Total cash costs (per ounce)	$298	$308	$268	$313	$297	$288
Financial Data

Revenues	$188.7	$206.1	$217.4	$254.0	$866.2	$624.8
Depreciation and depletion	$25.9	$26.0	$28.1	$31.9	$111.9	$101.1
Earnings from operations	$108.7	$122.7	$136.5	$159.8	$527.7	$329.2
Expenditures on mining interests	$38.9	$46.2	$53.6	$65.4	$204.1	$109.8
Gold production for 2010 of 703,300 ounces was 13%, or 80,600 more than in 2009 due to a significant increase in tonnage mined, consistent with the mine’s strategy to fill the mills by utilizing lower grade areas such as the sulphide zones. The overall grade remained consistent with 2009 as the high grade zone continues to perform as expected.
Cash costs were 3%, or $9 per ounce higher than in 2009 due to a stronger Canadian dollar ($34 per ounce, or 378%) and slightly higher operating costs ($2 per ounce, or 22%), offset by higher gold production ($27 per ounce, or 300%). The increase in operating costs was attributable to support required for additional underground production, higher employee costs as a result of increased operational development ($6.6 million) and higher long-hole and definition drilling costs ($3.0 million), offset by lower contractor costs from using in-house employees for operating development work in the sulphide zone ($8.2 million).
The completion of the interconnection drift between the Red Lake and Campbell complexes and continued depth development of the 4199 exploration ramp during 2010 allowed for significant exploration diamond drilling on the high grade zone. Throughout 2010, favourable results were obtained from underground drilling in the high grade zone and will allow for the extension of the mine to new depths. Exploration success in the high grade zone resulted in an increase in reserves that more than replaced those reserves mined in the high-grade zone in 2010. Red Lake contains 4.1 million ounces of proven and probable gold reserves at December 31, 2010, compared to 3.4 million ounces at December 31, 2009.
Gold production for the fourth quarter of 2010 was 6%, or 10,900 ounces, more than in the third quarter of 2010. In comparison to the prior quarter, Red Lake had 3% higher mill throughput at the same grade due to planned underground mine sequencing, balancing higher grade ores obtained from the high grade zone and lower grade ore from the sulphide zones. Focusing underground development work in core operating areas, resulted in a record 83,570 tonnes mined in December 2010, which contributed to the additional ounces produced over the prior quarter.
Cash costs for the fourth quarter of 2010 were 17%, or $45 per ounce, higher than in the prior quarter due to higher operating costs ($53 per ounce, or 118%) and a stronger Canadian dollar ($5 per ounce, or 11%), offset by higher gold production ($13 per ounce, or 29%). The increase in operating costs was mainly attributable to higher contractor costs ($3.6 million) due to additional long-hole drilling at Campbell and operating development related to increased ore production areas, higher power costs ($2.1 million) as a result of colder temperatures, increased employee costs ($1.3 million) as development work focused in ore production areas, and other consumables ($2.4 million), primarily due to higher reagent costs for the processing of increased tonnes.
GOLDCORP   |   16

(in United States dollars, tabular amounts in millions, except where noted)
Porcupine mines, Canada

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2010	2009

Hoyle Pond underground (tonnes)	77,300	82,300	82,900	84,800	327,300	334,100
Hoyle Pond underground (grams/tonne)	10.41	11.37	12.66	10.48	11.24	11.68
Dome underground (tonnes)	152,200	159,800	123,000	143,500	578,500	582,300
Dome underground (grams/tonne)	3.07	3.08	4.11	3.40	3.38	4.14
Stockpile (tonnes)	790,700	786,000	837,600	809,300	3,223,600	3,109,000
Stockpile (grams/tonne)	0.95	1.02	1.02	0.99	1.00	1.47
Tonnes of ore milled	1,020,200	1,028,100	1,043,500	1,037,600	4,129,400	4,025,400
Average mill head grade (grams/tonne)	1.98	2.17	2.31	2.10	2.14	2.70
Average recovery rate	91%	92%	92%	92%	92%	92%
Gold (ounces)
– Produced	62,100	67,000	68,900	67,900	265,900	318,300
– Sold	62,000	66,900	69,100	67,900	265,900	318,600
Average realized gold price (per ounce)	$1,111	$1,214	$1,238	$1,365	$1,234	$973
Total cash costs (per ounce)	$654	$548	$526	$656	$595	$447
Financial Data

Revenues	$68.9	$81.4	$85.7	$92.8	$328.8	$310.2
Depreciation and depletion	$22.4	$20.7	$22.2	$21.5	$86.8	$69.9
Earnings from operations	$4.9	$22.3	$24.6	$24.5	$76.3	$88.7
Expenditures on mining interests	$14.6	$26.7	$22.8	$23.8	$87.9	$37.6
Gold production for 2010 was 16%, or 52,400 ounces, less than in 2009 mainly due to 21% lower grades offset by 3% higher mill throughput. Porcupine consists of three mining operations, Hoyle Pond, Dome and Stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 4% lower grades primarily due to the mining sequence and 2% lower tonnage due to equipment availability and increasing depth of the operation. The Dome underground operation experienced 18% lower grades and 1% lower tonnage due to the mining sequence in the bulk zones. As anticipated, due to open pit mining at Pamour ceasing in July of 2009, material reclaimed from Stockpile provided 32% lower grades compared to the combined open pit and Stockpile material of 2009, slightly offset by 4% higher tonnage.
Cash costs were 33%, or $148 per ounce, higher than in 2009 due to lower gold production ($89 per ounce, or 60%) and a stronger Canadian dollar ($62 per ounce, or 42%), offset slightly by lower operating costs ($3 per ounce, or 2%). The minor decrease in operating costs as compared to the prior year was primarily due to lower fuel and maintenance costs associated with reclaiming stockpile inventories compared to active mining from the open pit at Pamour.
Exploration during 2010 focused on the Hoyle Pond underground mine. Drilling focused on lateral and depth extension of current mineralization zones, as well as expansion of the recently discovered zones. The TVZ zone, encountered during depth extension of the current mineralization, has been successfully extended up dip and remains open both up and down dip and to the east. There are currently three surface diamond drills testing the projection of this zone to surface.
Gold production for the fourth quarter of 2010 was similar to the third quarter. In comparison to the prior quarter, the Hoyle Pond underground operation experienced 17% lower grades, partially offset by 2% higher tonnage due to sequencing of the high grade VAZ zones. The Dome underground operation experienced 17% lower grades due to the mining sequence in the bulk zones, partially offset by 17% higher tonnage due to the mining sequence and processing of stockpiled ore during maintenance on the shaft conveyance in the
GOLDCORP   |   17

(in United States dollars, tabular amounts in millions, except where noted)
third quarter. The Stockpile reclaim sequence moved into lower grade material, providing 3% lower tonnage at 3% lower grades than in the third quarter.
Cash costs for the fourth quarter of 2010 were 25%, or $130 per ounce, higher than in the prior quarter due to higher operating costs ($112 per ounce, or 86%), lower gold production ($10 per ounce, or 8%) and a stronger Canadian dollar ($8 per ounce, or 6%). The increase in operating costs was attributable to higher maintenance parts ($3.5 million) due to timing of work on major surface equipment, underground contractor costs ($2.4 million) due to underground development work on ore zones in the VAZ and TVZ zones charged to operations, and increases in consumables and site costs ($1.7 million).
The Hoyle Pond Deep project is being advanced in order to access both depth extensions of the current ore bodies and newly-discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond operation. During the fourth quarter of 2010, work continued on lateral development underground, surface infrastructure upgrades and procurement of key equipment for the project. The key component of the construction involves a new 5.5 metre diameter deep winze (shaft) commencing on the 355 metre level and extending to a total depth of 2,200 metres below surface. The planned capital investment of approximately $169 million will be incurred over the next four years. Shaft sinking below the 440 metre level will commence mid-2011 with first production expected in late 2014.
GOLDCORP   |   18

(in United States dollars, tabular amounts in millions, except where noted)
Musselwhite mine, Canada

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2010	2009

Tonnes of ore milled	334,500	357,900	348,700	405,700	1,446,800	1,289,500
Average mill head grade (grams/tonne)	5.85	5.39	5.64	6.20	5.78	5.93
Average recovery rate	96%	96%	96%	96%	96%	95%
Gold (ounces)
– Produced	61,300	59,400	58,100	79,900	258,700	232,600
– Sold	60,500	59,900	60,300	76,500	257,200	231,200
Average realized gold price (per ounce)	$1,106	$1,201	$1,243	$1,372	$1,239	$975
Total cash costs (per ounce)	$681	$627	$632	$572	$625	$585
Financial Data

Revenues	$67.0	$72.0	$75.0	$104.9	$318.9	$225.5
Depreciation and depletion	$7.8	$8.3	$9.5	$11.5	$37.1	$30.4
Earnings from operations	$15.3	$23.6	$24.6	$47.8	$111.3	$52.1
Expenditures on mining interests	$15.2	$19.7	$22.3	$22.2	$79.4	$78.9
Gold production for 2010 was 11%, or 26,100 ounces, more than in 2009 due to 12% higher throughput, partially offset by 3% lower grades. Increased underground development rates in 2010 provided more mining locations in the A-Block of PQ Deeps and as a result, higher mill throughput. The lower grades were due to mining of lower grade T-Antiform zone material and mining dilution in the second quarter of 2010. In 2009 higher grade PG zone material was mined to completion.
Cash costs were 7%, or $40 per ounce more than in 2009 due to a stronger Canadian dollar ($67 per ounce, or 168%) and higher operating costs ($32 per ounce, or 80%), partially offset by increased gold production ($59 per ounce, or 148%). Operating costs for the year were higher primarily due to increased development costs in the underground to increase stope flexibility and advancement into PQ Deeps ($4.7 million), increased diesel usage due to the new ventilation system operating on generators ($2.0 million), and increased revenue sharing payments due to higher gold sales and realized gold price ($1.6 million).
Exploration in 2010 focused on the Lynx Zone, firming up the delineated 325 metre strike extent and extending the resource vertically to a height of 260 metres. Drilling in the Lynx zone utilised both underground drill platforms, as well as surface barges on Opapimiskan Lake. Results from this drilling activity will be used to support engineering work and confirm project economics of a shaft. Additional underground drilling was also undertaken to extend the northern boundary of the PQ Deeps resource as well as the T-Antiform and Moose resources. Exploration in the first quarter of 2011 will see surface drills targeting both the recently discovered Lynx and West Limb targets, while the underground drilling will focus on further defining the Lynx and PQ Deeps resources.
Gold production at Musselwhite for the fourth quarter of 2010 was 38%, or 21,800 ounces more than in the third quarter of 2010. Mill production increased by 16% in the quarter while grade increased by 10%. The higher production was due to a full quarter of underground operations compared to the third quarter during which a 7 day planned maintenance shutdown impacted ore production. Grades were higher in the fourth quarter as a result of mining higher grade PQ Deeps A-block material.
Cash costs for the fourth quarter of 2010 were 9%, or $60 per ounce lower than in the prior quarter due to higher gold production ($135 per ounce, or 225%), partially offset by increased operating costs ($63 per ounce, or 105%) and a stronger Canadian dollar ($12 per ounce, or 20%). The higher operating costs were primarily due to higher employee costs ($1.2 million), increased consumables in the underground ($1.9 million), and increases in maintenance, power and revenue sharing costs ($1.6 million).
GOLDCORP   |   19

(in United States dollars, tabular amounts in millions, except where noted)
Peñasquito mine, Mexico

				September 1, 2010 -		Total
Operating Data	Q1	Q2	Q3	September 30, 2010	Q4	2010

Tonnes of ore mined	7,270,500	6,008,600	5,752,200	2,417,600	12,360,800	31,392,100
Tonnes of waste removed	36,808,700	39,572,100	40,920,400	11,934,000	34,970,900	152,272,100
Ratio of waste to ore	5.1	6.6	7.1	4.9	2.8	4.9
Average head grade
Gold (grams/tonne)	0.26	0.24	0.27	0.29	0.30	0.27
Silver (grams/tonne)	25.60	29.70	29.37	28.70	26.14	27.57
Lead	0.34%	0.42%	0.41%	0.40%	0.35%	0.38%
Zinc	0.53%	0.70%	0.73%	0.70%	0.56%	0.63%
Sulphide Ore
Tonnes of ore milled	3,002,300	4,316,700	5,683,000	2,214,200	7,635,600	20,637,600
Average recovery rate
Gold	50%	51%	49%	52%	45%	48%
Silver	61%	61%	58%	55%	54%	58%
Lead	59%	59%	62%	65%	61%	60%
Zinc	61%	64%	63%	61%	67%	65%
Concentrates Produced – Payable Metal Produced
Lead Concentrate (DMT)	9,600	17,500	24,500	9,100	28,200	79,800
Zinc Concentrate (DMT)	16,700	32,000	44,500	17,100	50,500	143,700
Gold (ounces)	11,400	17,000	25,900	11,700	35,500	89,800
Silver (ounces)	1,352,900	2,396,000	3,294,700	1,268,900	3,902,800	10,946,400
Lead (thousands of pounds)	11,800	22,200	29,000	11,300	34,400	97,400
Zinc (thousands of pounds)	17,500	34,500	48,300	18,800	54,200	154,500
Oxide Ore
Tonnes of ore processed	3,000,000	2,024,200	1,257,000	891,000	4,259,000	10,540,200
Produced
Gold (ounces)	19,300	22,100	18,600	5,600	18,400	78,400
Silver (ounces)	725,300	802,800	773,300	261,600	704,800	3,006,200
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	30,700	39,100	44,500	17,300	53,900	168,200
Silver (ounces)	2,078,200	3,198,800	4,068,000	1,530,500	4,607,600	13,952,600
Lead (thousands of pounds)	11,800	22,200	29,000	11,300	34,400	97,400
Zinc (thousands of pounds)	17,500	34,500	48,300	18,800	54,200	154,500
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	28,300	38,400	43,400	26,800	55,200	165,300
Silver (ounces)	1,976,900	3,293,800	3,487,900	1,737,000	5,101,900	13,860,500
Lead (thousands of pounds)	11,100	23,000	22,000	10,700	38,400	94,500
Zinc (thousands of pounds)	14,300	32,900	38,600	13,200	58,100	143,900
Average realized prices
Gold (per ounce)	$1,109	$1,228	$1,242	$1,275	$1,393	$1,355
Silver (per ounce) (1)	$14.77	$15.86	$17.40	$19.10	$22.57	$21.69
Lead (per pound)	$0.96	$0.79	$1.06	$1.07	$1.12	$1.11
Zinc (per pound)	$0.96	$0.80	$1.01	$1.05	$1.09	$1.08
Total Cash Costs (per ounce of gold) (2)(3)	$—	$—	$(577)	$(577)	$(1,002)	$(863)
Financial Data and Key Performance Indicators

Revenues (1)(2)	$—	$—	$86.2	$86.2	$270.9	$357.1
Depreciation and depletion	$—	$—	$15.3	$15.3	$47.8	$63.1
Earnings from operations (1)(2)(4)	$—	$—	$32.8	$34.2	$83.4	$109.5
Expenditures on mining interests	$87.3	$29.3	$19.9	$14.3	$66.8	$203.3
Sales revenues credited to mining interests, net of treatment and refining charges on concentrate sales (2)	$89.3	$149.9	$86.4	$—	$—	$325.6
Mining cost per tonne	$1.07	$1.13	$1.08	$1.19	$1.17	$1.12
Milling cost per tonne	$7.50	$8.27	$7.00	$6.43	$6.32	$7.09
General and administration cost per tonne milled	$3.74	$2.39	$2.70	$2.39	$1.88	$2.48
Off-site cost per tonne sold (lead) (5)	$433	$439	$485	$530	$426	$449
Off-site cost per tonne sold (zinc) (5)	$382	$352	$408	$404	$378	$385
GOLDCORP   |   20

(in United States dollars, tabular amounts in millions, except where noted)

(1)	Includes 25% of silver ounces sold to Silver Wheaton at $3.90 per ounce. The remaining 75% of silver ounces are sold at market rates.

(2)
Costs incurred, net of proceeds from sales, during the pre-commissioning production period were offset against capitalized mining costs and are referred to as pre-operating expenditures. Effective September 1, 2010, proceeds from sales of metal concentrates and metals from the ancillary heap leach operation have been recognized as revenues with expenditures during production recognized as expenses.

(3)
The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, average total cash costs at Peñasquito for the period from September 1, 2010 to December 31, 2010, would be $611 per ounce of gold, $10.35 per ounce of silver, $0.74 per pound of lead and $0.74 per pound of zinc.

(4)
Sum of quarterly earnings from operations does not equal the total for the year as earnings from operations for the year include exploration expenditures of $6.7 million previously allocated to Corporate in the first two quarters of 2010.

(5)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.
Completion of Commissioning and Commercial Production
On September 1, 2010, Peñasquito completed commissioning and achieved commercial production. Effective September 1, 2010, proceeds from sales of metal concentrates and metals from the ancillary heap leach operation have been recognized as revenues with expenditures during production recognized as expenses.
During the fourth quarter of 2010, $66.8 million in capital expenditures were incurred at Peñasquito to complete the commissioning of Line 2, mechanical completion of the high-pressure grinding roll (“HPGR”), site infrastructure and sustaining capital projects in line with the planned expenditure program. Of this amount, $29.6 million was included in the previously reported capital estimate to complete, with the remainder primarily representing sustaining capital expenditures. The final capital estimate which includes the completion of commissioning of the HPGR remains at $1.6 billion.
Operating Performance
Operations at Peñasquito continue to ramp-up as expected, as overall material mined and sulphide ore processed increased during the fourth quarter of 2010. Payable gold production for the fourth quarter of 2010 was 21% or 9,400 ounces more than in the third quarter of 2010. In comparison to the prior quarter, Peñasquito’s total material mined and sulphide ore milled volumes were 1% and 34% higher, respectively, due to continued ramp up of Line 2. Process maintenance and HPGR commissioning partially offset the ramp-up effects with mill throughput averaging 84,000 tonnes per day during the fourth quarter. Oxide ore volumes processed in the fourth quarter increased due to mining of phase 4 oxide mineralization and higher quantities of leachable ore encountered in the current mining phases than anticipated.
The gold grades in the ore milled for the quarter were 11% higher than the previous quarter reflecting the focus of mining activities on higher gold grade ore with lower silver, lead and zinc values. The metallurgical recoveries obtained for the quarter were as anticipated. Ore milled grades and metallurgical recoveries for gold, silver and zinc are expected to increase in 2011 as the mining phases advance through the transition zone into higher quality sulphide ore.
Cash costs for the fourth quarter of ($1,002) per gold ounce reflects the continued benefit of high by-product silver, lead and zinc metal prices. Operating and realization expenses were consistent with expectations during the ramp up of Line 2. Offsite costs, consisting of transportation, treatment and refining charges decreased slightly, performing as planned.
In December 2010, new reserves were calculated using the latest exploration data which indicated the Peñasquito deposit now contains 18.6 million ounces of proven and probable gold reserves, 2.4 million ounces of measured and indicated gold resources and 0.2 million ounces of inferred gold resources. Peñasquito also contains 1.11 billion ounces of proven and probable silver reserves, 272.4 million ounces of measured and indicated silver resources and 41.2 million ounces of inferred silver resources. In addition, Peñasquito contains 7.28 billion and 17.58 billion pounds of proven and probable lead and zinc reserves, respectively, 1.89 billion and 6.25 billion pounds of measured and indicated lead and zinc resources, respectively, and 165 million and 346 million pounds of lead and zinc inferred resources, respectively.
GOLDCORP   |   21

(in United States dollars, tabular amounts in millions, except where noted)
Construction of processing facilities - High-Pressure Grinding Roll
Mechanical completion of the HPGR was achieved as expected during the fourth quarter of 2010. Commissioning was directed to repositioning the magnets designed to capture grinding media included with pebbles ejected from the SAG mills. Peñasquito processing remains on target to reach the full 130,000 tonnes per day capacity by the end of the first quarter 2011.
Optimization and exploration activities to enhance economics at Peñasquito
Deep manto drilling continued at Peñasquito with 2,236 metres drilled in 3 holes during the fourth quarter of 2010. Mantos intersected in the second half of 2010 continue to demonstrate substantial opportunity to expand existing gold, silver, zinc and lead manto resources below and outside of the ultimate Peñasquito open pit. The results continue to support potential for a concurrent high-grade underground operation with an opportunity to further supplement core Peñasquito production.
On January 25, 2011 Peñasquito announced the signing of a power delivery agreement, with a subsidiary of InterGen. The agreement will see InterGen construct and operate a 200-250MW gas-fired combined cycle power plant to deliver electricity to Peñasquito for a minimum term of 20 years. This agreement helps secure a long-term supply of electricity to Peñasquito at stable pricing with anticipated substantial cost savings compared to current arrangements. Later this year, and during construction of the new plant, Peñasquito will also benefit from an interim reduction in existing electricity rates. The project is subject to regulatory and environment approvals and is expected to begin construction later this year with completion by 2014.
GOLDCORP   |   22

(in United States dollars, tabular amounts in millions, except where noted)
Los Filos mine, Mexico

					Total	Total
Operating Data(1)	Q1	Q2	Q3	Q4	2010	2009

Tonnes of ore mined	6,731,200	6,729,600	6,734,700	7,304,200	27,499,700	25,093,600
Tonnes of waste removed	8,241,200	8,979,200	6,837,300	7,587,200	31,644,900	28,655,300
Ratio of waste to ore	1.2	1.3	1.0	1.0	1.2	1.1
Tonnes of ore processed	7,021,300	6,783,800	6,846,700	7,403,500	28,055,300	25,424,400
Average grade processed (grams/tonne)	0.60	0.71	0.67	0.70	0.67	0.62
Average recovery rate (2)	42%	44%	45%	44%	44%	42%
Gold (ounces)
– Produced	72,100	82,600	66,500	84,900	306,100	239,300
– Sold	72,400	81,400	66,200	84,200	304,200	238,900
Average realized gold price (per ounce)	$1,111	$1,202	$1,234	$1,381	$1,237	$975
Total cash costs (per ounce)	$412	$446	$438	$400	$423	$469
Financial Data

Revenues	$81.9	$98.8	$82.3	$116.4	$379.4	$236.2
Depreciation and depletion	$11.9	$13.6	$11.6	$13.7	$50.8	$45.7
Earnings from operations	$38.2	$46.7	$38.9	$64.5	$188.3	$72.9
Expenditures on mining interests	$11.4	$18.5	$7.0	$13.1	$50.0	$72.8

(1)	Includes the results of the Los Filos and Bermejal open pits and the underground operation.

(2)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.
Gold production for 2010 was 28%, or 66,800 ounces, more than in 2009 mainly due to higher grades and tonnage processed. In comparison to 2009, Los Filos experienced 8% higher grades mainly due to the processing of underground higher grade ore and higher grade ore from the Los Filos pit with the crushing and agglomeration plant that was successfully commissioned during the first quarter of 2010. The 10% higher tonnage processed compared to 2009 was attributable to increased hauling capacity and improved fleet availability.
Cash costs for 2010 were 10%, or $46 per ounce, lower than in 2009 due to higher gold production ($126 per ounce, or 274%), offset by higher operating costs ($61 per ounce, or 133%) and a stronger Mexican peso ($19 per ounce, or 41%). The increase in operating costs was mainly attributable to higher labour costs ($16.2 million) and higher fuel consumption ($3.6 million), both mainly driven by the increase in production, partially offset by a decrease in tire consumption ($1.9 million).
Gold production for the fourth quarter of 2010 was 28%, or 18,400 ounces, higher than in the third quarter of 2010 as the wet season ended and higher grades processed (4%), tonnage (8%) and solution throughput (4%) were achieved that contributed to a new quarterly production record of 84,900 gold ounces.
Cash costs for the fourth quarter of 2010 were 9%, or $38 per ounce, lower than in the third quarter of 2010 due to higher gold production ($99 per ounce, or 261%), offset by higher operating costs ($52 per ounce, or 137%) and a stronger Mexican peso ($9 per ounce, or 24%). The increase in operating costs was mainly attributable to higher cyanide consumption ($1.4 million) and consumables and reagents as a result of increased throughput ($1.0 million).
Construction of an additional fourth stage of the heap leach pad started during the fourth quarter of 2010 and is expected to be concluded late in the second quarter of 2011.
GOLDCORP   |   23

(in United States dollars, tabular amounts in millions, except where noted)
El Sauzal mine, Mexico

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2010	2009

Tonnes of ore mined	692,600	618,400	584,700	645,200	2,540,900	2,480,200
Tonnes of waste removed	1,613,700	1,125,300	842,600	752,400	4,334,000	4,620,400
Ratio of waste to ore	2.3	1.8	1.4	1.2	1.7	1.9
Tonnes of ore milled	488,600	510,700	523,500	527,500	2,050,300	2,106,200
Average mill head grade (grams/tonne)	2.31	2.55	2.55	2.39	2.45	3.17
Average recovery rate	93%	94%	95%	95%	94%	94%
Gold (ounces)
– Produced	33,700	39,300	40,600	38,500	152,100	203,800
– Sold	33,800	39,100	40,700	38,600	152,200	206,500
Average realized gold price (per ounce)	$1,102	$1,205	$1,234	$1,377	$1,234	$958
Total cash costs (per ounce)	$352	$299	$258	$303	$301	$201
Financial Data

Revenues	$37.4	$47.3	$50.4	$53.5	$188.6	$198.7
Depreciation and depletion	$14.5	$17.0	$17.7	$17.1	$66.3	$88.5
Earnings from operations	$10.2	$17.7	$21.4	$22.8	$72.1	$66.1
Expenditures on mining interests	$2.1	$2.3	$1.4	$2.0	$7.8	$6.3
Gold production in 2010 was 25%, or 51,700 ounces, less than in 2009, mainly due to 23% lower grades as expected. El Sauzal is in the latter years of its mine life and the resulting decline in production is as anticipated.
Cash costs were 50%, or $100 per ounce, higher than in 2009 due to lower gold production ($73 per ounce, or 73%), higher operating costs ($14 per ounce, or 14%) and the unfavourable impact of a stronger Mexican peso ($13 per ounce, or 13%). The increase in operating costs was primarily attributable to higher labour ($2.3 million), consumables ($2.3 million) and power ($1.0 million), partially offset by lower maintenance parts ($3.7 million) due to major maintenance to process and mine equipment in 2009.
Gold production for the fourth quarter of 2010 was 5%, or 2,100 ounces, less than in the third quarter of 2010, mainly due to 6% lower grades.
Cash costs for the fourth quarter of 2010 were 17%, or $45 per ounce, higher than in the prior quarter, primarily due to higher operating costs ($24 per ounce, or 53%), lower gold production ($14 per ounce, or 31%) and the unfavourable impact of a stronger Mexican peso ($7 per ounce, or 16%). The increase in operating costs was primarily attributable to insurance and air transportation ($1.2 million).
Trini Pit ore was fed into the mill during the fourth quarter of 2010. The second stage of Trini pit stripping is expected to take place in the first quarter of 2011 as the environmental permission is obtained. Trini pit is expected to yield over 150,000 gold ounces extending the life of mine for three additional years to 2015.
GOLDCORP   |   24

(in United States dollars, tabular amounts in millions, except where noted)
Marlin mine, Guatemala

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2010	2009

Tonnes of ore milled	470,700	374,600	373,900	380,500	1,599,700	2,161,000
Average mill head grade (grams/tonne)
– Gold	4.78	5.94	5.52	7.81	5.94	4.26
– Silver	109	136	133	193	141	87
Average recovery rate
– Gold	95%	96%	96%	97%	96%	93%
– Silver	78%	85%	91%	90%	87%	69%
Produced (ounces)
– Gold	68,900	71,500	63,400	92,300	296,100	274,900
– Silver	1,254,300	1,437,700	1,410,700	2,156,500	6,259,200	4,156,500
Sold (ounces)
– Gold	70,500	72,300	63,800	89,400	296,000	274,600
– Silver	1,290,100	1,424,500	1,442,000	2,060,000	6,216,600	4,128,800
Average realized price (per ounce)
– Gold	$1,113	$1,206	$1,236	$1,376	$1,241	$982
– Silver	$17.24	$18.54	$19.63	$27.26	$21.41	$15.07
Total cash costs (per ounce) (1)	$109	$48	$52	$(224)	$(19)	$192
Financial Data

Revenues	$100.7	$113.6	$107.2	$179.1	$500.6	$331.8
Depreciation and depletion	$22.1	$23.3	$25.3	$31.4	$102.1	$79.5
Earnings from operations	$48.0	$59.8	$49.7	$111.1	$268.6	$136.9
Expenditures on mining interests	$9.8	$21.7	$21.6	$23.7	$76.8	$41.3

(1)
The calculation of total cash costs per ounce of gold sold is net of by-product silver sales revenue. If silver was treated as a co-product, total cash costs at Marlin for 2010 would be $319 per ounce of gold and $5.35 per ounce of silver (2009 – $341 and $4.98, respectively).

Gold and silver production for 2010 was 8%, or 21,200 ounces, and 51%, or 2,102,700 ounces, more than in 2009. In comparison to 2009, tonnes milled were 26% lower, due to the planned reduction in plant capacity from 6,000 tpd to 4,000 tpd in March 2010. In 2010, the recoveries for gold and silver were 3% and 26% higher, respectively, and for grades, 39% and 62% higher, respectively, compared to 2009. The higher grades and lower tonnage were consistent with the mine plan. The higher recoveries were due to improvements implemented in the process plant. The construction of the filter plant remains on schedule for completion in the fourth quarter of 2011.
Cash costs for 2010 were 110%, or $211 per ounce, lower than in 2009 due to higher silver by-product sales credits ($223 per ounce, or 106%) and higher gold sales ($30 per ounce, or 14%), partially offset by higher operating costs ($42 per ounce, or 20%). The increase in operating costs was primarily attributable to increased employee costs ($4.8 million), royalties and community related expenses ($5.3 million) and fuel ($2.7 million).
The fourth quarter of 2010 was a record quarter for both gold and silver production at Marlin. Gold and silver production for the fourth quarter of 2010 was 46%, or 28,900 ounces, and 53%, or 745,800 ounces higher, respectively, than in the third quarter of 2010. The increase in production was due to 41% and 45% higher gold and silver grades, respectively, and 2% additional tonnes processed as planned.
GOLDCORP   |   25

(in United States dollars, tabular amounts in millions, except where noted)
Cash costs for the fourth quarter of 2010 were 531%, or $276 per ounce, lower than in the prior quarter due to higher silver by-product sales credits ($185 per ounce, or 67%) and higher gold production ($141 per ounce, or 51%), partially offset by higher operating costs ($50 per ounce, or 18%). The increase in operating costs was primarily attributable to the payment of a cyanide import licence ($2.4 million) and higher electricity costs ($0.7 million), partially offset by lower costs incurred for tires and maintenance ($0.8 million).
On May 24, 2010, the Inter-American Commission on Human Rights (“IACHR”), an independent body of the Organization of American States, issued precautionary measures calling on the Government of Guatemala to suspend mining activity at Marlin. The IACHR acted in response to a petition alleging that operations at Marlin were causing environmental and public health concerns. On July 21, 2010, in compliance with the IACHR’s precautionary measures, the Procuraduria General de la Nation (“PDN”), the Guatemalan Attorney General’s Office, directed the Ministry of Energy and Mines (the “Ministry”) to initiate the applicable administrative process under the laws of Guatemala to determine if suspension of Marlin operations is warranted as alleged. Montana Exploradora de Guatemala S.A de C.V. (“Montana”), a wholly owned subsidiary of Goldcorp and the operator of Marlin, filed its response with the Ministry on August 31, 2010. The response demonstrated that there is no basis under Guatemalan law to suspend operations at Marlin and included extensive documentation in support of that position. The Ministry requested and received submissions from the individual claiming to represent the petitioners and other governmental agencies. The Ministry initially indicated that the administrative process would be completed in approximately 120 days. The process has been extended in order to afford representatives of the municipalities of San Miguel Ixtahuacán and Sipacapa to present information directly to the government. Once the Ministry completes its administrative process, the Ministry will issue a report to the PDN.
On October 25, 2010, at the request of the IACHR, the Government of Guatemala and the petitioners provided a status report to the IACHR. Goldcorp’s and Montana’s petition to be heard at that audience was not granted by the IACHR. Instead, the IACHR arranged an informal meeting following the formal audience. During that meeting, Goldcorp and Montana presented information regarding Marlin and the adverse effect that a suspension of Marlin operations would have on its employees, suppliers, and the communities. In addition, the companies advised all parties of their interests and willingness to participate in a process to achieve an amicable solution to the petition as provided by Article 40 of the IACHR’s Rules of Procedure.
The Guatemalan government’s responses to the IACHR expressly confirm that studies conducted by the Ministry, the Ministry of Health and Social Welfare, and the Ministry of Environment and Natural Resources in Guatemala demonstrate there is no evidence of pollution or ill effects to public health or the environment as a result of operations at Marlin. The Government of Guatemala also stated that an assessment by the Ministry of Health and Social Welfare did not detect any disease linked to suspected contamination produced by Marlin. Goldcorp’s management believes the IACHR’s action is based on environmental allegations that are entirely without merit. While the government’s administrative process is underway, the Company expects normal operations at Marlin to continue.
In December 2010, Vice President Rafael Espada initiated a “mesa de diálogo” comprised of the Vice President; the Ministers of Energy and Mines, Environment and Natural Resources, Health and Social Welfare, Infrastructure, and Education; the President of the Presidential Commission on Human Rights; the Mayors and other community representatives of San Miguel Ixtahuacán and Sipacapa; and representatives of Montana. The Office of the Organization of American States in Guatemala will attend the sessions of the mesa de diálogo as an “observer.” The purpose of the mesa de diálogo, as established by the Vice President, is to ensure that “the mining industry develops in a framework of respect for the communities and the environment in benefit to the country.” The mesa de diálogo has met twice and agreed, among other items, to meet at least monthly, to meet in the communities as well as the capital, and to adopt a two-tiered agenda to address short-term issues such as the petition pending before the IACHR as well as longer-term issues related to the development of the municipalities of San Miguel Ixtahuacán and Sipacapa. Goldcorp and Montana consider the Vice President’s initiative and the participation of the two municipalities to be significant positive steps toward a constructive resolution of the issues raised in the petition pending before the IACHR as well as other issues of importance to the municipalities.
GOLDCORP   |   26

(in United States dollars, tabular amounts in millions, except where noted)
Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2010	2009

Tonnes of ore mined	2,260,900	2,938,400	2,244,100	1,940,200	9,383,600	10,989,000
Tonnes of waste removed	5,974,200	5,340,100	5,587,800	5,270,500	22,172,600	22,085,900
Ratio of waste to ore	2.6	1.8	2.5	2.7	2.4	2.0
Tonnes of ore milled	3,514,100	3,547,600	3,493,800	3,479,900	14,035,400	14,075,300
Average mill head grade
– Gold (grams/tonne)	0.51	0.43	0.42	0.50	0.46	0.49
– Copper	0.54%	0.44%	0.40%	0.45%	0.46%	0.46%
Average recovery rate
– Gold	72%	70%	73%	70%	71%	71%
– Copper	85%	81%	82%	81%	83%	83%
Produced
– Gold (ounces)	41,300	34,400	34,100	42,200	152,000	158,200
– Copper (thousands of pounds)	35,300	28,000	25,000	27,700	116,000	118,300
Sold
– Gold (ounces)	30,800	46,900	30,300	38,800	146,800	157,800
– Copper (thousands of pounds)	24,500	36,500	23,100	27,000	111,100	114,600
Average realized price
– Gold (per ounce)	$1,119	$1,250	$1,259	$1,422	$1,270	$988
– Copper (per pound)	$3.58	$2.55	$4.38	$4.84	$3.71	$3.08
Total cash costs (per gold ounce) (1)	$(961)	$102	$(896)	$(1,002)	$(619)	$(722)
Financial Data

Revenues	$124.0	$148.1	$137.6	$186.6	$596.3	$495.5
Depreciation and depletion	$15.6	$20.6	$15.2	$15.6	$67.0	$70.1
Earnings from operations	$53.9	$33.6	$49.1	$83.9	$220.5	$158.9
Expenditures for mining interests	$2.5	$3.1	$3.0	$7.5	$16.1	$12.6
(1)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper was treated as a co-product, cash costs at Alumbrera for 2010 would be $654 per ounce of gold and $2 per pound of copper (2009 – $434 and $1.54, respectively).

Goldcorp’s share of Alumbrera’s gold and copper production in 2010 was 4%, or 6,200 ounces, and 2%, or 2.3 million pounds, less than in 2009, respectively. The decrease in gold production was primarily attributable to 6% and 15% lower gold grades and ore tonnes mined, respectively. The reduction in grades and tonnage resulted from restrictions in ore available from Phases 9 and 10 as a result of geotechnical instability along a known fault zone in the pit that occurred in the third quarter of 2010. As a result, processing of additional oxidized ore from lower grade stockpiles occurred at levels 100% higher than in 2009. Mill throughput was maintained at a similar level to the prior year despite using stockpile material to make up for reduced ore from the pit.
Cash costs were 14%, or $103 per ounce, higher than in 2009 due to higher operating costs ($363 per ounce, or 352%), higher YMAD net proceeds payments ($188 per ounce, or 183%) and lower volume of gold ounces sold ($94 per ounce, or 91%), partially offset by higher by-product sales credits ($542 per ounce, or 526%), resulting mainly from higher copper prices. The increase in operating costs was primarily due to higher costs for labour and contractors, partially offset by lower costs for consumables.
Goldcorp’s share of Alumbrera’s gold and copper production for the fourth quarter of 2010 was 24%, or 8,100 ounces, and 11%, or 2.7 million pounds more than in the third quarter of 2010, respectively. In comparison to the prior quarter, Alumbrera experienced 19%
GOLDCORP   |   27

(in United States dollars, tabular amounts in millions, except where noted)
and 13% higher gold and copper grades, respectively, which was slightly offset by 4% lower gold recovery and 1% lower copper recovery, while ore milled in the third quarter and fourth quarters were similar.
Ore mined in the fourth quarter of 2010 was affected by the geotechnical event in Phase 10 south that negatively impacted the material mined and resulted in an increased strip ratio due to higher processing of oxide material. Gold and copper head grades in the fourth quarter of 2010 were higher than in the third quarter due to mining higher grade phase 10 ore as compared to phase 9.
Cash costs for the fourth quarter of 2010 were 12%, or $106 per ounce, lower than in the third quarter of 2010 due to higher volume of gold ounces sold ($477 per ounce, or 450%), partially offset by lower per ounce by-product sales credits ($218 per ounce, or 206%), higher YMAD net proceeds payments ($131 per ounce, or 124%) and higher operating costs ($22 per ounce, or 21%). The increase in operating costs was primarily attributable to higher costs for labour and fuel, partially offset by lower costs for power and contractors.
The provisional pricing impact of higher realized copper prices during the fourth quarter of 2010 was $21.3 million, or $549 per ounce, of which $10.9 million, or $281 per ounce related to copper sales in the third quarter of 2010 that settled in the fourth quarter of 2010.
GOLDCORP   |   28

(in United States dollars, tabular amounts in millions, except where noted)
Marigold mine, United States (Goldcorp’s interest – 66.7%)

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2010	2009

Tonnes of ore mined	1,959,800	661,400	1,736,300	1,805,100	6,162,600	8,001,100
Tonnes of waste removed	6,462,900	8,608,300	6,678,800	7,313,300	29,063,300	20,269,400
Ratio of waste to ore	3.3	13.0	3.8	4.0	4.7	2.5
Tonnes of ore processed	1,959,800	661,400	1,736,300	1,805,100	6,162,600	8,001,100
Average grade processed (grams/tonne)	0.65	0.51	0.55	0.66	0.61	0.63
Average recovery rate	73%	73%	73%	73%	73%	73%
Gold (ounces)
– Produced	30,500	16,900	16,800	27,000	91,200	97,900
– Sold	30,700	17,800	16,700	26,000	91,200	99,500
Average realized gold price (per ounce)	$1,110	$1,195	$1,236	$1,372	$1,224	$994
Total cash costs (per ounce)	$507	$686	$817	$787	$678	$596
Financial Data

Revenues	$34.0	$21.4	$20.6	$35.7	$111.7	$99.0
Depreciation and depletion	$5.1	$3.5	$3.8	$5.4	$17.8	$14.8
Earnings from operations	$11.9	$4.3	$3.2	$9.6	$29.0	$22.0
Expenditures for mining interests	$3.0	$5.6	$4.4	$6.5	$19.5	$29.3
Goldcorp’s share of Marigold’s gold production for 2010 was 7%, or 6,700 ounces, less than in 2009. The decrease in gold production was primarily due to a 23% decrease in ore tonnes placed at similar grades compared to 2009. The expanded mining truck fleet commissioned in the second half of 2009 raised hauling capacity and enabled the mining rate to increase by 25% in 2010. This increased hauling capacity allowed for the removal of overburden in the Basalt Phase 7 Pit, resulting in 43% more waste being mined in 2010 as compared to the prior year. The stripping campaign was largely completed during 2010, which will result in a lower strip ratio in the Basalt Phase 7 Pit in 2011.
Cash costs for 2010 were 14%, or $82 per ounce, higher than in 2009 due to lower gold production ($55 per ounce, or 67%) and higher operating costs ($27 per ounce, or 33%) as a result of 26% fewer ounces being stacked on the heap leach pad with similar direct costs.
Exploration for 2010 focused on the mine development areas in Basalt Phase 7 and on acquiring data for the geological modeling of the Target II, Target III and the Red Dot deposits.
Gold production for the fourth quarter of 2010 was 61% or 10,200 ounces, more than in the third quarter of 2010. The production increase was due to the placement of higher grade ore tonnes in the third and fourth quarters as stripping ended at Basalt Phase 7 Pit in the third quarter of 2010.
Cash costs for the fourth quarter of 2010 were 4%, or $30 per ounce, lower than in the third quarter of 2010 due to higher gold production which was processed at similar costs.
GOLDCORP   |   29

(in United States dollars, tabular amounts in millions, except where noted)
Wharf Mine, United States

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2010	2009

Tonnes of ore mined	883,700	589,000	991,700	815,800	3,280,200	2,776,600
Tonnes of ore processed	783,900	716,000	876,500	726,900	3,103,300	2,874,500
Average grade processed (grams/tonne)	0.86	0.76	0.62	0.63	0.71	0.82
Average recovery rate	72%	77%	78%	78%	76%	70%
Gold (ounces)
– Produced	18,300	19,400	19,600	16,000	73,300	67,700
– Sold	14,100	22,000	17,600	17,600	71,300	69,300
Average realized gold price (per ounce)	$1,110	$1,200	$1,233	$1,372	$1,233	$974
Total cash costs (per ounce)	$562	$556	$679	$788	$645	$686
Financial Data

Revenues	$16.4	$27.3	$22.7	$24.8	$91.2	$70.9
Depreciation and depletion	$1.6	$1.9	$1.8	$2.0	$7.3	$7.6
Earnings from operations	$5.8	$11.8	$7.9	$9.1	$34.6	$12.2
Expenditures for mining interests	$0.7	$0.5	$1.2	$2.7	$5.1	$1.6
Gold production for 2010 was 8%, or 5,600 ounces, more than in 2009. In comparison to 2009, 8% more tonnes processed and 9% higher recovery more than offset a 13% drop in head grade. Tonnes processed were higher in 2010 due to additional ore encountered in the American Eagle pit which was not part of the geological model. Higher recovery was accomplished by operational improvements which resulted in lowering the gold inventory and raising the final recovery.
Cash costs for 2010 were 6%, or $41 per ounce, lower than in 2009 mainly due to higher gold production ($20 per ounce, or 49%) and lower operating costs ($21 per ounce, or 51%). The decrease in operating costs was primarily attributable to lower cyanide consumption and lower employee and maintenance costs.
Gold production for the fourth quarter of 2010 was 18%, or 3,600 ounces, less than in the third quarter of 2010. In comparison to the prior quarter, Wharf experienced 17% lower tonnes processed due to weather related crushing delays normally experienced during the fourth quarter of each year.
Cash costs for the fourth quarter of 2010 were 16%, or $109 per ounce, higher than in the third quarter of 2010 primarily due to higher operating costs ($82 per ounce, or 75%) as a result of fewer ounces being stacked on the heap leach pad with similar direct costs and higher production taxes ($27 per ounce, or 25%) on increased net profits.
Wharf is currently in the process of applying for a permit to expand the operation into new mining areas. Upon approval, the mine life will be extended by seven years until approximately 2020 with an anticipated production of 60,000 ounces of gold per year. The permitting process will include several public hearings and must ultimately be approved by state and local regulatory authorities. Permitting is expected to be completed by the end of 2011.
GOLDCORP   |   30

(in United States dollars, tabular amounts in millions, except where noted)
PROJECT REVIEW
Cerro Negro Project, Argentina
The Cerro Negro gold project is an advanced-stage, high-grade vein system located in the Santa Cruz province of Argentina. The land position comprises 215 square kilometres with numerous high-grade gold and silver veins. Goldcorp recently updated the resources at Cerro Negro by including drilling results obtained during 2010. As of December 31, 2010, proven and probable gold reserves total 2.1 million ounces of gold and 20.5 million ounces of silver, measured and indicated resources total 2.7 million ounces of gold and 18.7 million ounces of silver, and inferred resources total 0.7 million ounces of gold and 4.7 million ounces of silver.
In December 2010, the approval of the Environmental Impact Assessment was obtained from the Santa Cruz province in Argentina for the development and production of the Cerro Negro gold project. Goldcorp plans to reassess and re-optimize the larger project and commence construction as soon as possible. An update to the July 2010 feasibility study, which was carried out by the previous owner and forms the basis of the approval, is currently underway and is expected to be completed at the end of the first quarter 2011. Incorporating the new deposit outlook, which includes a much larger resource contained in multiple high-grade veins, the study update will evaluate an increase in milling capacity to approximately 4,000 tonnes per day. Detailed engineering, placement of orders for the long-lead items and any subsequent permitting amendments will follow immediately afterward.
The Cerro Negro site team in Argentina continues to make good progress in advancing the project.
•	The exploration decline into the high-grade Eureka vein, which will be the first source of mill feed in 2013, has advanced to more than 750 metres in length, with a target of 3,982 metres.

•	Upgrades to the main access road and camp expansion are planned to commence early in the second quarter of 2011.

•	Geotechnical work for the mill and associated facilities will commence once optimum locations are finalized.
Exploration plans for the first half of 2011 include in-fill and extension drilling of the San Marcos vein discovered in late 2009 and the two Mariana veins (Central and Norte) discovered in 2010. Several new prospect areas with known gold mineralization have been identified within the 215 square kilometre property and testing of these new vein targets will commence in the second quarter of 2011.
GOLDCORP   |   31

(in United States dollars, tabular amounts in millions, except where noted)
Éléonore Project, Canada
The Éléonore project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada. The Éléonore deposit is a major new gold discovery in a relatively unexplored area of Québec, located in the core of what Goldcorp believes to be a promising new gold district in North America. As of December 31, 2010, the deposit contains 3.0 million ounces of proven and probable gold reserves at an average grade of 7.56 grams per tonne, 0.5 million ounces of measured and indicated gold resources at an average grade of 10.95 grams per tonne and 4.2 million ounces of inferred gold resources at an average grade of 10.60 grams per tonne.
The decision has been taken to proceed with construction of the Éléonore project following receipt of the appropriate permits, expected mid-year in 2011. This comes on the back of concrete steps to advance the project including;
•	The year-end 2010 Reserves and Resource determination,

•	An update to the previous Pre-Feasibility Study, and

•	Signing of a Collaboration Agreement with the Cree Nation of Wemindji, the Grand Council of the Crees (Eeyou Istchee) and the Cree Regional Authority.
In conjunction with numerous refinements to the earlier work, a new development plan calls for the doubling of the plant throughput and gold production from previous plan levels, to 7,000 tonnes per day and an annual average of more than 600,000 ounces per year over an anticipated 15 year mine life.
The significant increase in project scale is being made possible by the construction of 2 shafts. The first, “Exploration Shaft”, currently under development, will access the upper levels of the Roberto deposit above 650 metres, supported by a decline from surface. The second shaft, accessing lower levels, would extend to a depth of approximately 1,400 metres and is expected to commence construction in mid-2011. The deposit remains open at depth below the 1,400 metre level. Mining of the Éléonore deposit will be via a mechanized longitudinal long-hole method.
A revised, larger processing facility and site infrastructure located in a compact site layout will result in appropriate economies of scale and maintain low cash costs over the life of the operation, expected to average approximately $400 per ounce. The processing circuit will be sized for 7,000 tonnes per day and will involve a flotation and cyanidation circuit, similar to that currently employed at Red Lake, with a gravity circuit to recover coarse gold. Recovery is expected to be 93.5% with no by-products.
The capital cost for the initial operation based around the first shaft has been confirmed at approximately $800 million with first gold production expected in 2015. The incremental capital for the second, deeper shaft and support facilities is expected to be $600 million with full production of 7,000 tonnes per day of ore expected from 2017.
Development at Éléonore has progressed steadily during 2010 with the following key milestones achieved:
•	Power was established to the site from the Québec power grid,

•	The pre-collar for the Exploration Shaft was completed,

•	The head-frame and hoist construction on the Exploration Shaft was completed, and

•	Full-face sinking of the Exploration Shaft commenced during the fourth quarter 2010.
Capital expenditures during the fourth quarter of 2010 and the year ended December 31, 2010 amounted to $36.1 million and $118.2 million, respectively. Cumulative expenditures to date amount to $345.8 million.
Following several years of constructive discussions, the Cree Nation of Wemindji, the Grand Council of the Crees (Eeyou Istchee) and the Cree Regional Authority (the “Crees”) have entered into a binding Collaboration Agreement regarding the development and operation of Éléonore. The Cree Nation of Wemindji unanimously approved the agreement on January 26, 2011 and the Grand Council
GOLDCORP   |   32

(in United States dollars, tabular amounts in millions, except where noted)
of the Crees (Eeyou Istchee) and Cree Regional Authority unanimously approved the agreement on February 3, 2011 and an official signing ceremony was held in Wemindji, Québec on February 21, 2011.
Under the agreement, Goldcorp recognizes and respects Cree rights and interests in the area of the Éléonore project and the Crees recognize and support Goldcorp’s rights and interests in the development and operation of the project.
By entering into the agreement, the Crees have demonstrated their commitment to collaborate with Goldcorp in the development and operation of a new gold mine in Cree territory. The agreement, which is expected to be in effect for the life of the mine, includes provisions regarding the participation of the Crees in the development of the Éléonore project and throughout the life of the mine, including employment and business opportunities and training and education initiatives. The agreement aligns Goldcorp and Cree interests in the economic success of the project and ensures that the Crees will receive financial benefits through a variety of fixed payment mechanisms and participation in the future profitability of the mine. The agreement also reflects Goldcorp’s commitment to protecting the environment and supporting the Crees’ social and cultural practices in a spirit of continued collaboration.
The project is expected to receive final clearance to commence construction with the receipt of the Environmental and Social Impact Assessment (ESIA) permit expected mid-year in 2011.
Cochenour Project, Canada
The Cochenour Project combines the existing workings of Goldcorp’s historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down-dip from Goldcorp’s historic Cochenour mine and is a key component of Goldcorp’s consolidation plans in the Red Lake district. In 2010, surface drilling continued in the Gap area as well as drilling from the 2050 level underground at the Cochenour mine. Drilling was focused on extending the mineralization and infilling the Bruce Channel discovery. In 2009, a surface drilling program identified strong gold intercepts in the Gap zone between the bottom of the historic Cochenour mine and the top of the Bruce Channel exploration drilling. The intercepts are the latest results in support of a contiguous and significant deposit. For budgeting and planning purposes, the Company has estimated the Cochenour project as a mineable deposit of 5 million gold ounces.
Throughout 2010, activities included the demolition and removal of unnecessary surface infrastructure, the completion of the excavations for the vent intake, the construction of the hoist room building, and the installation of a new concrete head frame. Driving of the 5 kilometre high speed haulage drift continued with 22% of the critical path development completed at the end of the year. Exploration diamond drilling was performed both from surface and the 2050 level to define the top portion of the Bruce Channel deposit and additional resources at the Cochenour mine.
Capital expenditures during the fourth quarter of 2010 and the year ended December 31, 2010 amounted to $31.5 million and $74.6 million, respectively. These have been included in the total expenditures on mining interests for Red Lake. These expenditures consist mainly of exploration, construction of surface infrastructure and development of the Cochenour haulage drift. Cumulative expenditures to date amount to $107.6 million.
GOLDCORP   |   33

(in United States dollars, tabular amounts in millions, except where noted)
Pueblo Viejo Project, Dominican Republic (Goldcorp’s interest – 40%)
Pueblo Viejo contains 23.7 million ounces of proven and probable gold reserves, where Goldcorp’s interest represents 9.5 million ounces. The project is a partnership with Barrick Gold Corporation, the project operator.
At the Pueblo Viejo project, construction is progressing with first production expected in the first quarter of 2012. Preproduction capital is expected to increase by 10-15% from the previous estimate to $3.3 — $3.5 billion (100% basis) ($1.3 — $1.4 billion — Goldcorp’s share). The increased capital cost estimate is largely due to higher labour, power supply, freight and steel related costs as well as general inflation. Goldcorp’s share of estimated annual gold production in the first full five years of operation is expected to average 415,000 – 450,000 ounces at total cash costs of $275 — $300 per ounce(1).
In December 2010, the Environmental Impact Assessment for the 240 kV power transmission line was approved allowing associated construction activities to commence. Alternative temporary power sources are being secured which will allow project commissioning in the fourth quarter of 2011. Following design approval by regulatory authorities, construction of the tailings storage starter dam commenced during the fourth quarter of 2010. At the end of the fourth quarter of 2010, overall construction was nearly 50% complete, approximately 75% of the capital was committed and engineering and procurement was 99% complete. About 80% of the planned concrete for the plant was poured, 55% of the steel was erected and more than 600,000 tonnes of ore were stockpiled. All four autoclaves are on site and were placed on their footings, and 93% of the materials required for the oxygen plant have been shipped to site.
Capital expenditures during the fourth quarter of 2010, including accrued management fees, amounted to $99.7 million. Cumulative expenditures to date, including accrued management fees, amount to $809.1 million, or $617.1 million net of the $192.0 million partial return of invested capital received during the second quarter of 2010.
In April 2010, the terms for $1.035 billion in project financing for the Pueblo Viejo project ($414.0 million — Goldcorp’s share) were finalized with a lending syndicate comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. The balance drawn under the facility as at December 31, 2010 was $781.5 million ($312.6 million — Goldcorp’s share) which was used to fund ongoing construction at the project.
In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., Miguel De Pena and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. PVDC requested the Supreme Court in Santo Domingo to change the venue and the 9th Criminal Court of Santo Domingo was appointed to decide on the matter of Fundacion Amigo de Maimon Inc. No other procedure has occurred. As for Miguel De Pena the Supreme Court annulled the judgment of the trial court of Cotui against PVDC which ordered PVDC to restore possession of Parcel 451-K to Miguel De Pena. The case has been sent to a new trial court for issuance of ruling. Miguel De Pena also initiated litigation against PVDC to collect approximately $2.0 million and the 9th Criminal Court has rejected the claim.
In September 2010, Alexander Mundaray et al. filed an amparo remedy for Protection of Fundamental Rights against PVDC and the Ministry of the Environment (Mimarena) of the Dominican Republic. The petitioners allege that PVDC is constructing the project without an Environmental License or an Environmental Impact Analysis. The petitioners are requesting that the court order the suspension of the construction works that PVDC is undertaking. PVDC is vigorously defending this claim.

(1)	Based on gold price and oil price assumptions of $1,100 per ounce and $85 per barrel, respectively.
GOLDCORP   |   34

(in United States dollars, tabular amounts in millions, except where noted)
El Morro Project, Chile (Goldcorp’s interest — 70%)
El Morro is an advanced stage, world-class gold/copper project in northern Chile, one of the most attractive mining jurisdictions in the world. On a 100% basis, El Morro contains proven and probable reserves of 8.2 million ounces of gold and 6.1 billion pounds of copper. A 2008 feasibility study estimates sulphide gold production of over 300,ooo ounces per year and copper production of over 379 million pounds per year (on a 100% basis) over a 14-year mine life at low cash costs.
Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at 4,000 metre altitude, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date—the El Morro and La Fortuna zones—and the Company has identified several additional targets as part of its regional exploration plan. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current pit.
The Company continues to advance the El Morro project by:
•	advancing the El Morro permitting process,

•	advancing the engineering and technical aspects of the project,

•	maintaining on-going discussions with local communities, and

•	preparing the site for construction activity.
The Company has made its fourth submission in the Environmental Impact Assessment (“EIA”) approval process where EIA approval is expected in the first quarter of 2011. Following receipt of the approval, condemnation drilling will commence and will focus on specific areas of the site infrastructure: plant, mine waste dump, tailings facility and camp location.
Exploration drilling will follow and will initially concentrate on in-fill drilling and sampling for metallurgical and geo-technical data. While the currently envisaged project will be centred on the La Fortuna deposit, follow-up exploration of other highly prospective areas of the site will also be undertaken.
During 2010, the updating of capital and operating cost estimates generated in the previous 2008 feasibility study was commenced. This feasibility update has subsequently been extended to evaluate options not considered in the original report and will incorporate updates to the mine plan and the mining equipment requirements. A further update to the feasibility study is expected in the third quarter of 2011.
During 2010, negotiations with potential providers of power and port facilities commenced and detailed engineering of the pipelines, desalination plant components and definition of the desalination plant requirements also began. Expenditures were $9.1 million in the fourth quarter of 2010 and $17.2 million for the year ended December 31, 2010.
The El Morro project was acquired from a subsidiary of New Gold, the entity which acquired the El Morro project from Xstrata pursuant to the exercise of the right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro project. On January 13, 2010, Goldcorp received a statement of claim filed by Barrick in the Ontario Superior Court of Justice, against Goldcorp, New Gold, and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal by a New Gold subsidiary in respect of the El Morro project. Among the relief requested by Barrick is that the El Morro project be held in trust for the benefit of Barrick. Barrick subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. All parties have now agreed to have all claims related to the acquisition of the Xstrata interest heard by the Ontario courts, including the Supreme Court of Canada. Xstrata has filed a counterclaim against Barrick seeking damages in an amount of at least $60 million. A tentative case management schedule established as part of the parties’ agreement contemplates a three-week trial of the matter to be held in June or July 2011. Goldcorp’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and intends to defend Goldcorp against Barrick’s claim.
GOLDCORP   |   35

(in United States dollars, tabular amounts in millions, except where noted)
On October 21, 2010, Chile increased the royalty rate for large mines from a 5% fixed rate to a progressive tax regime with rates ranging from 5% to 14% depending on the mining operating profit margin in a given taxation year. The mining operating profit margin is defined as the taxable income of the operation divided by the gross mining revenue of the operation. Mines with operating margins at 35% or below would still be subject to the 5% mining tax rate. Mines with an operating profit margin of higher than 85% would be subject to a 14% rate. Goldcorp believes that the D.L. 600 filing made at the time of the El Morro acquisition should provide fiscal stability that would prevent the new legislation from applying to the El Morro operations for the first 15 years of production. However to obtain fiscal stability based on that application, New Gold must waive the fiscal stability established by its existing D.L. 600 filing. The Company understands that if New Gold waives its existing D.L. 600 fiscal stability, both companies will be covered by the same fiscal stability under the Goldcorp D.L. 600 application.
Camino Rojo Project, Mexico
Located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine, Camino Rojo’s 3,389-square kilometre land position includes the Represa deposit, which has reported measured and indicated resources of 3.4 million gold ounces and 60.7 million silver ounces. Total inferred resources are 0.6 million ounces of gold and 7.6 million ounces of silver.
During the fourth quarter of 2010, the Company reached agreement with the local ejido over a one-year exploration access arrangement. Exploration activities have commenced with drilling and airborne geophysics underway. Capital expenditures during the fourth quarter of 2010 and the year ended December 31, 2010 amounted to $0.8 million and $1.7 million, respectively.
Noche Buena Project, Mexico
The Noche Buena project is located approximately 5 kilometres north of the Peñasquito mine. With reported measured and indicated resources of 1.0 million gold ounces and 32.4 million silver ounces, the Noche Buena project area totals approximately 24 square kilometres and is immediately adjacent and contiguous with the northern border of the Peñasquito concession block.
The scoping study completed on Noche Buena late in 2010 confirmed that with additional resources, the potential exists for a satellite operation which will make a meaningful contribution to Peñasquito’s production. Drilling will continue during 2011 with the objective of adding further oxide resources and expanding the understanding of the sulphide zones.
The study will be updated during 2011 to incorporate the results of high-grade structure definition drilling.
GOLDCORP   |   36

(in United States dollars, tabular amounts in millions, except where noted)
Cerro Blanco Project, Guatemala
The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. As of December 31, 2010, the deposit contains 1.3 million ounces of indicated gold resources at an average grade of 15.64 grams per tonne and 0.7 million ounces of inferred gold resources at an average grade of 15.31 grams per tonne.
Because of the challenging physical setting of Cerro Blanco, site-based activities are currently aimed at demonstrating several key concepts in preparation for a project feasibility study that is anticipated to commence by mid-2011. Mining of two drifts, from the north and south ends of the deposit (1,315 metres in total), and later declining into the ore body will determine the ability to mine underground in this geothermal area. At year-end, mining of the two drifts had been suspended awaiting the installation of additional dewatering and ventilation capacity. In total, mining has advanced 757 metres, with a further 558 metres remaining to connect the two drifts at the centre of the ore body, and 230 metres of lateral development to access mineralized zones and drill stations had been completed.
In parallel, advance dewatering is being enhanced to establish the long-term viability of the dewatering approach. A water treatment plant has been constructed and commissioned in order to treat the extracted groundwater before its release. Ore samples for metallurgical testing will be collected from drillcore and/or the underground workings to confirm the process methodology.
A geothermal resource with the potential to generate a significant quantity of geothermal power is located adjacent to the ore body. Drilling of the second of three dewatering/geothermal production wells (800 to 1,000 metres in depth) was completed by the end of the fourth quarter of 2010. Testing of these wells for generation capacity and for the ability to contribute to the dewatering of the orebody will be carried out during 2011.
Capital expenditures during the fourth quarter of 2010 and the year ended December 31, 2010 amounted to $8.7 million and $28.5 million, respectively.
GOLDCORP   |   37

(in United States dollars, tabular amounts in millions, except where noted)
EXPENSES

	2010	2009	2008

Corporate administration	$177.1	$133.1	$131.0
Exploration	51.8	31.8	65.7
Write-down of mining interests	—	24.0	47.1
Included in corporate administration is stock based compensation expense of $63.2 million in 2010 (2009 — $45.1 million; 2008 — $41.5 million) which has increased due to issuance of additional stock options, restricted share units and performance share units and the vesting of previously issued stock options and restricted share units. Excluding stock based compensation expenses, corporate administration expense increased $25.9 million, or 29%, in 2010 compared to 2009, and decreased $1.6 million, or 2%, in 2009 compared to 2008. The 29% increase in 2010 is primarily attributable to the Company’s growth and associated increase in corporate activities, employee costs, corporate social responsibility and community contributions.
Exploration costs in 2010 increased $20 million as compared to 2009, and decreased $33.9 million in 2009 as compared to 2008. Exploration costs were higher for 2010 due to the expansion of drilling programs focused on extending existing gold zones at all of the Company’s prospective mines and projects. Exploration costs for 2009 were lower due to reduced exploration spending in line with the Company’s 2009 plan. Exploration costs for 2008 focused on the expansion of the drilling program at Red Lake and reflected the change to full ownership of Porcupine and Musselwhite for the entire fiscal year in 2008.
As a result of the sale of the Company’s 21.2% interest in the El Limón gold project which closed on February 24, 2010, the Company recognized a $24.0 million before tax ($17.3 million after tax) write-down of its investment in El Limón during the fourth quarter of 2009. During the fourth quarter of 2008, the Company recognized a $47.1 million before tax ($30.9 million after tax) write-down of its mining interests at the Pamour open pit in Porcupine as a result of a reduction in its proven and probable reserves by 1.5 million ounces of gold as at December 31, 2008.
OTHER INCOME (EXPENSES)

	2010	2009	2008

Interest and other income (expenses)	$(46.3)	$(19.2)	$28.2
Interest expense and finance fees	(52.3)	(59.0)	(7.2)
Share of earnings (losses) of equity investees	(8.1)	—	3.9
Gains (losses) on non-hedge derivatives, net	(61.8)	3.6	(2.6)
Gains (losses) on securities, net	0.5	50.2	(105.9)
Gains on dispositions of mining interests	780.5	20.1	2.6
Gain on disposition of Silver Wheaton shares	—	—	292.5
Dilution gains, net	—	—	1.7
Gains (losses) on foreign exchange, net	(355.4)	(363.7)	1,059.3

	$257.1	$(368.0)	$1,272.5

The increase in interest and other income (expenses) during 2010 is primarily due to transaction costs of $30.5 million relating to the acquisitions of Andean, Camino Rojo and El Morro offset by an increase in interest income due to higher average cash balances held throughout 2010 as compared to 2009 and a decrease in withholding taxes in 2010 as compared to 2009. The decrease in interest and other income (expenses) from 2008 to 2009 is primarily due to accrued withholding taxes in 2009 and the higher interest earned on the significant cash balances held throughout 2008, which arose from the sale of the Peñasquito silver stream in the third quarter of 2007 and the disposition of the Silver Wheaton Shares in the first quarter of 2008, offset by interest earned during 2009 on cash balances from the proceeds on the $862.5 million convertible senior notes issued by the Company on June 5, 2009.
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(in United States dollars, tabular amounts in millions, except where noted)
Interest expense and finance fees incurred during 2010 of $52.3 million relate primarily to the convertible senior notes, accrued interest relating to withholding taxes and additional interest due to higher average outstanding debt balances. Interest expense and finance fees during 2009 of $59.0 million relate primarily to the convertible senior notes issued on June 5, 2009 and $10.3 million of accrued interest relating to withholding taxes. There was minimal debt outstanding in 2008 due to the repayment of the balance outstanding on the Company’s revolving credit facility in the first quarter of 2008 and the exclusion of Silver Wheaton’s non-revolving and revolving term loans as a result of the Company’s sale of its interest in Silver Wheaton on February 14, 2008.
The share of loss of equity investee during 2010 relates to the Company’s investments in Tahoe and Primero, which are accounted for using the equity method. The Company’s investment in Tahoe was initially recognized on June 8, 2010, as partial consideration received on the disposition of the Escobal silver project in Guatemala. The Company’s investment in Primero was initially recognized on August 6, 2010, as partial consideration received on the disposition of the San Dimas Assets located in Mexico.
As discussed under “Financial Instruments and Related Risks” below, the Company has entered into foreign currency, heating oil, copper, lead and zinc contracts. These contracts meet the definition of derivatives and do not qualify for hedge accounting. These contracts are marked-to-market at the end of each period with changes in fair value recorded in earnings for the period. The Company recorded a net gain of $5.4 million during 2010, comprised of realized gains of $9.4 million on matured contracts and mark-to-market losses of $4.0 million (2009 — net gain of $3.6 million, comprised of realized gains of $6.9 million on matured contracts and mark-to-market losses of $3.3 million; 2008 — net loss of $2.6 million, comprised of realized losses of $10.2 million on matured contracts and a reversal of unrealized mark-to-market losses recognized in previous years of $7.6 million). The Company recorded an unrealized loss of $1.2 million during 2010 relating to the conversion feature of the $60.0 million Primero convertible note received as partial consideration for the disposition of the San Dimas Assets, which is accounted for as an embedded derivative asset and marked-to-market at each balance sheet date. In addition, the Company recorded a net loss of $66.0 million during 2010 relating to its commitment to deliver 1.5 million ounces of silver to Silver Wheaton over each of the four contract years ending August 5, 2014 at the lesser of $4.04 per ounce, subject to an annual inflation adjustment, and the prevailing market price. The commitment is accounted for as a non-financial derivative liability and marked-to-market at each balance sheet date. The $66.0 million net loss was comprised of a net realized loss of $3.1 million on ounces delivered during 2010 and an unrealized loss of $62.9 million on the remaining ounces to be delivered.
During 2010, the Company recorded $0.5 million in gains on securities, primarily attributable to a $2.6 million unrealized gain on its investments in warrants, partially offset by a $2.1 million other than temporary write-down of one investment in equity securities classified as available-for-sale. During 2009, the Company recorded $50.2 million in gains on securities resulting from a $42.8 million gain on the disposition of its investment in New Gold and a $7.4 million net gain on its investments in warrants. During 2008, the Company recorded $105.9 million in losses on securities, primarily related to the other than temporary write-down of its investments in New Gold and one other investment in equity securities classified as available-for-sale. The Company recorded an impairment loss on its investment in New Gold during the fourth quarter of 2008 due to the adverse changes in the economic environment in which New Gold operates and the continued decline of the market price of New Gold’s shares during 2008.
During the third quarter of 2010, the Company completed the sale of the San Dimas Assets and the associated Silver Wheaton Silver Purchase Agreement to Primero for total proceeds of $401.0 million. The Company recognized a gain of $373.2 million before tax ($407.9 million after tax which includes a future income tax recovery of $180.3 million and current income tax expense of $145.6 million) as a result of this transaction. During the second quarter of 2010, the Company recognized a net gain of $426.0 million before tax from the dispositions of the Escobal silver project ($484.1 million gain before tax; $480.6 million after tax), an exploration property in Mexico ($63.7 million loss before tax; $48.1 million after tax) and certain land in Wharf ($5.6 million gain before tax; $3.7 million after tax). During the first quarter of 2010, the Company recognized a loss of $18.7 million before tax ($8.2 million after tax) on the disposition of its 21.2% interest in the El Limón gold project. During the fourth quarter of 2009, the Company sold certain mining interests for total proceeds amounting to $20.1 million and recognized a gain of $20.1 million before tax ($15.1 million after tax).
GOLDCORP   |   39

(in United States dollars, tabular amounts in millions, except where noted)
During the fourth quarter of 2008, the Company recorded a gain of $2.6 million before tax ($0.5 million after tax) from the sale of certain mining assets.
During the first quarter of 2008, the Company completed the sale of its 108 million common shares of Silver Wheaton (48% remaining interest) to a syndicate of underwriters at a price of C$14.50 per common share, for gross proceeds of $1.571 billion less total transaction costs of $55.7 million and less Silver Wheaton’s cash balance of $10.2 million. The transaction resulted in a gain of $292.5 million before tax ($136.5 million after tax) recognized in earnings in the first quarter of 2008.
Prior to the disposition of the Silver Wheaton shares on February 14, 2008, stock options, warrants and restricted share units held by non-controlling interests were exercised resulting in 0.1% dilution of the Company’s interest in Silver Wheaton and a dilution gain of $1.7 million.
The Company recorded a net foreign exchange loss of $355.4 million, resulting primarily from the impact of the strengthened Canadian dollar and Mexican peso on the Company’s future income tax liabilities, which are denominated in local currencies. At December 31, 2010, the Company has future income tax liabilities of $5.8 billion (2009 — $3.7 billion; 2008 — $3.4 billion) arising primarily from acquisitions of mining interests, which are monetary items translated each period end at current exchange rates to the US dollar, the Company’s functional currency. During 2009, the Company recorded a net foreign exchange loss of $363.7 million, resulting from the impact of the strengthened Canadian dollar and Mexican peso on the Company’s future income tax liabilities, which are denominated in local currencies, and an increase in the Company’s net monetary liabilities denominated in local currencies which are subject to foreign exchange translation. The Company recorded a net foreign exchange gain of $1,059.3 million in 2008, resulting primarily from the impact of the weakened Canadian dollar and Mexican peso on the Company’s future income tax liabilities, which are denominated in local currencies. The reduction in future income tax liabilities was offset by the negative impact of the weakened Canadian dollar on the Company’s significant cash balance denominated in Canadian dollars from the proceeds of the Silver Wheaton sale in the first quarter of 2008.
INCOME AND MINING TAXES
Income and mining taxes for the year ended December 31, 2010 amounted to $346.0 million, approximately 16% of earnings before taxes, foreign exchange loss from translation of future income tax liabilities, and stock option expense which are not deductible (2009 — $209.1 million, or 25%; 2008 — $303.9 million, or 40%).
The lower effective tax rate in 2010, as compared to 2009, is primarily due to the gains on disposition of San Dimas and Escobal being subject to lower effective tax rates. The deferred credit relating to the sale of silver to Silver Wheaton and deferred gains from the disposition of Silver Wheaton shares in 2008, that were relieved to income as part of the disposition of San Dimas were not subject to income tax, reducing the effective tax rate on the disposition of San Dimas. The effective tax rate in 2010 was also lower due to the reversal in the fourth quarter of 2010 of the income tax liability for $12.8 million recorded in the fourth quarter of 2009 arising from changes in Mexican tax law.
In 2009, the effective tax rate as noted above was lower than the statutory tax rate primarily due to the $42.8 million gain on the disposition of the Company’s investment in New Gold not being subject to tax due to the availability of capital loss carry-forwards, the impact of additional tax benefits from the harmonization of the Ontario corporate income tax with the Federal tax system and the reduction of future income tax liabilities of $38.9 million resulting from Canadian provincial income tax rate reductions enacted in the fourth quarter of 2009. This was offset by increases in future income tax liabilities in Mexico of $26.2 million as a result of the changes in Mexican income tax laws and an additional income tax liability for $12.8 million arising from changes to the Mexican consolidated tax return rules enacted in the fourth quarter of 2009.
GOLDCORP   |   40

(in United States dollars, tabular amounts in millions, except where noted)
In 2008, the effective tax rate as noted above was higher than the statutory tax rate primarily due to the higher future income taxes payable on the disposition of the Silver Wheaton shares of $155.9 million, partially offset by the use of Mexican flat tax credits on taxable earnings in Mexico ($37.8 million).
The Mexican government approved its 2010 fiscal budget on December 15, 2009 which included several significant changes to the Mexican income tax laws. The corporate income tax rate increased from 28% to 30% for the period from January 1, 2010 through December 31, 2012 and will be reduced to 29% in 2013 and back to 28% in 2014 and thereafter. The change in tax rate increased the Company’s future income tax liabilities by $26.2 million in the fourth quarter of 2009. In addition to changes to the corporate income tax rates discussed above, the Mexican government announced in December 2009 that it had modified its consolidated tax return rules such that the Company could only benefit from a maximum 5 year (formerly a maximum 10 year) tax deferral of taxable income resulting from losses of companies within the consolidated group reducing taxable income of other companies in the consolidated group. Included with changes to the consolidated tax return rules are provisions that tax the Company’s past consolidation benefits retroactively by estimating the tax benefits of the Company’s consolidated tax filing as at December 31, 2009 and requiring the Company to repay those benefits in future years. The Company considered this element of the announced tax law changes a double taxation and filed a lawsuit in 2010 against the Mexican government on the basis that this retroactive tax increase was unconstitutional. The Company was successful on certain of its arguments at the first level of court and the Mexican government has appealed the lower level court decision on this matter. At December 31, 2009, the Company estimated that the income tax impact of the announced change to the consolidated tax return rules was potentially $79.1 million, of which $7.9 million, $23.6 million, and $47.6 million would be payable evenly during the period from 2013 to 2017, 2014 to 2018 and 2015 to 2019, respectively, without additional tax restructuring. The Company developed a plan that it intends to execute and is fully within its control and solely at its discretion to merge two entities within the consolidated group in 2013 which decreases the estimated tax impact to $12.8 million, of which $8.4 million and $4.4 million would be payable evenly during the period from 2015 to 2019 and 2018 to 2022, respectively. Accordingly the Company recorded income and mining taxes payable in non-current liabilities and a current income tax expense of $12.8 million as at and for the year ended December 31, 2009. At December 31, 2010, management estimates the tax on the Company’s past consolidation benefits described above to be $74.7 million. A tax plan that the Company intends to execute and that is solely at its discretion and fully within its control to merge two entities within the consolidated group in 2013 decreases the tax impact to a nominal amount. In addition, in December 2010 the Mexican tax authorities issued new rules that effectively allow the Company to defer repayment of the tax benefits of consolidation noted above until such time as certain future events occur, which are within the Company’s control, such as deconsolidation of the Mexican consolidated tax filing group. Accordingly, the $12.8 million of current income tax expense recorded in 2009 was reversed during the fourth quarter of 2010.
On October 1, 2007, the Government of Mexico enacted legislation which introduced a new flat rate business tax effective January 1, 2008 (16.5% in 2008, 17% in 2009, and 17.5% thereafter) and a new 2% tax on cash deposits effective July 1, 2008. The Company was not subject to the flat tax in 2010, 2009 or 2008.
On October 21, 2010, Chile increased the royalty rate for large mines from a 5% fixed rate to a progressive tax regime with rates ranging from 5% to 14% depending on the mining operating profit margin in a given taxation year. The mining operating profit margin is defined as the taxable income of the operation divided by the gross mining revenue of the operation. Mines with operating margins at 35% or below would still be subject to the 5% mining tax rate. Mines with an operating profit margin of higher than 85% would be subject to a 14% rate. Goldcorp believes that the D.L. 600 filing made at the time of the El Morro acquisition should provide fiscal stability that would prevent the new legislation from applying to the El Morro operations for the first 15 years of production. However to obtain fiscal stability based on that application, New Gold must waive the fiscal stability established by its existing D.L. 600 filing. At this time, the Company understands that if New Gold waives its existing D.L. 600 fiscal stability, both companies will be covered by the same fiscal stability under the Goldcorp D.L. 600 application.
GOLDCORP   |   41

(in United States dollars, tabular amounts in millions, except where noted)
NON-CONTROLLING INTERESTS
The non-controlling interests relate to Goldcorp’s non-wholly owned subsidiaries, Sociedad Contractual Minera El Morro (70%) and Terrane (58.1%) until October 20, 2010 at which time the Company sold its remaining 58.1% interest to Thompson Creek.
El Morro: On February 16, 2010, the Company acquired a 70% interest in Sociedad Contractual Minera El Morro, the owner of the El Morro gold/copper project in Chile, which resulted in a 30% non-controlling interest in the amount of $213.1 million. During the period February 16 to December 31, 2010, the non-controlling interests’ share of El Morro’s net earnings was $0.1 million.
Terrane: In addition to private placements in 2006 and 2007, in 2008, Terrane closed a private placement of 10.0 million flow through common shares at a price of C$0.55 per share for gross proceeds of C$5.5 million. The private placement in addition to issuances of common shares from exercises of stock options outstanding resulted in a decrease in Goldcorp’s interest in Terrane to 66% and an increase in non-controlling interests of $4.5 million.
During the fourth quarter of 2009, Terrane issued 4.8 million common shares resulting from exercises of stock options and common share purchase warrants outstanding. This resulted in a decrease in Goldcorp’s interest in Terrane from 66% to 65% and an increase in non-controlling interests of $1.9 million.
On April 16, 2010, Terrane completed a bought-deal financing agreement with a syndicate of underwriters for the sale of 63,637,000 Units which were sold to the public at a price of C$1.10 per Unit for gross proceeds of C$70.0 million ($69.8 million). Each Unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of Terrane at a price of C$1.50 per share for a period of 12 months from closing. Concurrent with the issuance of Units to the underwriters, 27,273,000 Units were issued at the same price on a non-brokered private placement basis to Goldcorp for C$30.0 million ($29.9 million). These issuances resulted in a decrease in Goldcorp’s interest in Terrane to 58.2% (fully-diluted basis — 52.4%) and gave rise to an increase in non-controlling interests of $50.0 million. An adjustment was made to increase retained earnings directly by $15.3 million to reflect the difference between the increase in non-controlling interests and the Company’s share of proceeds received. Additional share issuances during the third quarter of 2010 by Terrane from the exercise of stock options decreased Goldcorp’s interest to 58.1%.
On October 20, 2010, the Company disposed of its remaining 58.1% interest in Terrane and derecognized the carrying amount of non-controlling interests on the date of disposition. The non-controlling interests’ share of Terrane’s net loss for 2010, prior to Goldcorp’s disposition of its Terrane shares, amounted to $8.3 million (2009 — share of net loss of $2.0 million; 2008 — share of net earnings of $0.4 million).
GOLDCORP   |   42

(in United States dollars, tabular amounts in millions, except where noted)
DISCONTINUED OPERATION
On October 20, 2010, the Company sold its remaining 58.1% interest in Terrane to Thompson Creek. The Company received C$0.90 in cash and 0.052 common share of Thompson Creek for each Terrane share held, for total consideration of $235.9 million in cash and 13.9 million common shares of Thompson Creek.
Upon disposition on October 20, 2010, the Company no longer has significant continuing involvement in the operations of Terrane. Accordingly, the results of Terrane, which were previously reported as a separate operating segment, have been reported as a discontinued operation and presented separately on the Consolidated Statements of Earnings for both the current and prior periods presented. The following table sets out Goldcorp’s loss from operations relating to its interest in Terrane:

					Total	Total	Total
Financial Data	Q1	Q2	Q3	Q4	2010	2009	2008

Loss from operations	$(1.0)	$(1.9)	$(3.0)	$(10.0)	$(15.9)	$(5.2)	$(6.5)
Net earnings from discontinued operations, after tax, amounted to $185.5 million in 2010 (2009 — $5.9 million net loss; 2008 — $2.2 million net earnings), including a $259.1 million before tax ($205.3 million after tax) gain on the disposition of Terrane.
GOLDCORP   |   43

(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs (by-product) per ounce to the consolidated financial statements:

	2010	2009	2008

Cash costs, continuing operations (1)
Operating expenses per consolidated financial statements (2)	$1,478.4	$1,187.3	$1,164.2
Treatment and refining charges on concentrate sales	53.9	24.1	25.5
By-product silver, copper, lead, and zinc sales	(861.9)	(454.3)	(426.0)
Alumbrera export retention (3)	—	(51.7)	(42.9)
San Martin operating expenses, in reclamation (4)	—	(0.1)	(19.6)
Realized gains on currency, heating oil and copper contracts	(9.4)	(6.9)	—
Non-cash and other adjustments	(0.1)	(6.2)	(0.1)

Total cash costs (by-product)	$660.9	$692.2	$701.1

Divided by ounces of gold sold (4)	2,413,800	2,344,700	2,293,200

Total cash costs (by-product) per ounce of gold (1)(4)(5)	$274	$295	$305

(1)
As a result of the disposition of Terrane on October 20, 2010, the results of that development project, which were previously reported as a separate operating segment, have been reclassified as a discontinued operation for both the current and prior periods. As Terrane was a development project at the date of disposal, cash costs from continuing operations are equal to cash costs, including discontinued operations for each of the periods presented. Accordingly, a separate table setting out cash costs including discontinued operations has not been presented.

(2)	$109.7 million in royalties are included in operating expenses per the consolidated financial statements (2009 — $69.4 million, 2008 — $67.2 million).

(3)	Export retention taxes paid by Alumbrera have been included in cash costs effective January 1, 2010.

(4)	San Martin mine ended its mining process in October 2007, and is therefore excluded from the figures above.

(5)	If silver, lead and zinc for Peñasquito, silver for Marlin and copper for Alumbrera were treated as co-products, total cash costs would be $443 per ounce (2009 — $391 per ounce, 2008 — $391 per ounce)
GOLDCORP   |   44

(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE – ADJUSTED NET EARNINGS
The Company has included non-GAAP performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements:

Year ended December 31	2010	2009	2008

Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$1,574.3	$240.2	$1,475.6
Unrealized foreign exchange loss (gain) on translation of future income tax liabilities	362.6	324.3	(1,070.9)
Unrealized foreign exchange loss on translation of current taxes payable on disposition of Silver Wheaton shares	—	21.8	—
Loss on non-financial derivative contract to sell silver to Silver Wheaton	66.0	—	—
Losses (gains) on securities, net of tax	—	(49.7)	105.9
Gains on dispositions of mining interests, net of tax	(835.9)	(15.1)	(0.5)
Gain on disposition of mining interests and net of loss included in discontinued operation, net of tax	(193.5)	—	—
Gain on disposition of Silver Wheaton shares, net of tax	—	—	(136.5)
Share of loss in Tahoe and Primero	8.1	—	—
Write-down of mining interests, net of tax	—	17.3	30.9
Non-recurring withholding taxes accrual	8.0	27.9	—
Transaction costs expensed relating to issuance of convertible senior notes, net of tax	—	12.6	—
Transaction costs related to the acquisition of Andean, Camino Rojo and El Morro projects, net of tax	21.3	—	—
Write-off of Alumbrera export retention tax overpayment receivable, net of tax	—	6.3	—
Other adjustments	(0.4)	2.6	(7.5)

Total adjusted net earnings	$1,010.5	$588.2	$397.0

Weighted average shares outstanding (000’s)	735,337	731,306	711,862

Adjusted net earnings per share	$1.37	$0.80	$0.56

	December 31	September 30	December 31
Three months ended	2010	2010	2009

Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$331.8	$466.5	$66.7
Unrealized foreign exchange loss on translation of future income tax liabilities	219.9	126.4	122.6
Unrealized foreign exchange loss on translation of current taxes payable on disposition of Silver Wheaton shares	—	—	3.6
Loss on non-financial derivative contract to sell silver to Silver Wheaton	48.5	17.5	—
Gains on securities, net of tax	(0.8)	(0.2)	(44.1)
Gains on dispositions of mining interests, net of tax	—	(407.9)	(15.1)
Write-down of mining interests, net of tax	—	—	17.3
Non-recurring withholding taxes accrual	1.3	6.7	27.9
Gain on disposition of mining interests and net of loss included in discontinued operation, net of tax	(214.0)	19.6	—
Transaction costs related to the acquisition of Andean and El Morro projects, net of tax	13.5	1.4	—
Shares of loss in Tahoe and Primero	5.1	3.0	—
Other adjustments	11.8	(1.5)	3.8

Total adjusted net earnings	$417.1	$231.5	$182.7

Weighted average shares outstanding (000’s)	736,620	736,136	733,079

Adjusted net earnings per share	$0.57	$0.31	$0.25

GOLDCORP   |   45

(in United States dollars, tabular amounts in millions, except where noted)
COMMITMENTS
In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the maturities of the Company’s financial liabilities and operating and capital commitments at December 31:

	2010					2009

	Within 1	2 to 3	4 to 5	Over 5
	year	years	years	years	Total	Total

Accounts payable and accrued liabilities (1)	$556.6	$—	$—	$—	$556.6	$382.0
Current derivative liabilities	51.1	—	—	—	51.1	11.4
Principal payments on convertible senior notes	—	—	862.5	—	862.5	879.2
Interest payments on convertible senior notes	17.3	34.5	17.2	—	69.0	88.9
Non-financial derivative contract to sell silver to Silver Wheaton	39.4	78.7	27.7	—	145.8	—
Reclamation and closure cost obligations	22.7	43.1	19.7	426.2	511.7	523.5
Capital expenditure commitments	51.0	—	—	—	51.0	172.3
Minimum rental and lease payments	2.3	3.3	3.4	1.4	10.4	11.5

	$740.4	$159.6	$930.5	$427.6	$2,258.1	$2,068.8

(1)	Excludes accrued interest on convertible senior notes and current portion of reclamation and closure cost obligations which are disclosed separately in the above table.
At December 31, 2010, the Company had letters of credit outstanding and secured deposits in the amount of $307.7 million (2009 — $270.9 million). In addition, certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (“NSRs”), modified NSRs, net profits interest (“NPI”) and/or net earnings. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2010, royalties included in operating expenses amounted to $109.7 million (2009 — $69.4 million; 2008 - $67.2 million). At December 31, 2010, the significant royalty arrangements of the Company were as follows:

Producing mining properties:
Peñasquito	2% of NSR
Marlin	1% of NSR
Alumbrera	3% of modified NSR plus 20% YMAD royalty
Marigold	5% of NSR
Development projects:
Éléonore	2 — 3% of NSR
Cerro Blanco	1% of NSR
Cerro Negro	3% of modified NSR and 1% of net earnings
El Morro	2% of NSR
Pueblo Viejo	3% of NSR; 0 — 25% NPI

GOLDCORP   |   46

(in United States dollars, tabular amounts in millions, except where noted)
FINANCIAL INSTRUMENTS AND RELATED RISKS
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse market movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:
Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, ensure counterparties demonstrate minimum acceptable credit worthiness and ensure liquidity of available funds.
The Company’s maximum exposure to credit risk at December 31 is as follows:

	2010	2009

Cash and cash equivalents	$556.2	$874.6
Accounts receivable	443.8	278.8
Current derivative assets	8.5	8.1
Current notes receivable	64.1	—
Accrued interest receivable	1.9	—
Non-current notes receivable	47.5	—

	$1,122.0	$1,161.5

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests its cash and cash equivalents in highly rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its money market investments is considered to be low. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with accounts receivables at December 31, 2010 is considered to be negligible. The Company’s foreign currency, heating oil, copper, lead and zinc contracts are entered into with large international financial institutions with strong credit ratings. The coupon rates on the Primero promissory and convertible notes are reflective of the associated credit risk of the instruments. The fair values recognized on initial recognition for these instruments have been estimated using a discount rate that management believes reflects their associated credit risks.
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the year ended December 31, 2010, the Company generated operating cash flows from continuing activities of $1,787.3 million (2009 — $1,275.1 million; 2008 — $871.1 million). At December 31, 2010, Goldcorp held cash and cash equivalents of $556.2 million (2009 — $874.6 million) and had working capital of $587.8 million (2009 — $866.5 million), which the Company defines as current assets less current liabilities.
GOLDCORP   |   47

(in United States dollars, tabular amounts in millions, except where noted)
Goldcorp entered into a $1.5 billion revolving credit facility on May 18, 2007. At December 31, 2010, the full amount of this facility was available for future draws.
In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo ($414.0 million — Goldcorp’s share). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375.0 million, $400.0 million and $260.0 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375.0 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. In June 2010, the $400.0 million and $260.0 million tranches, in addition to a portion of the $375.0 million tranche, were drawn for a total amount received of $781.5 million ($312.6 million — Goldcorp’s share). This amount is not included in the Company’s commitments for future minimum payments below as the Company’s investment in Pueblo Viejo is accounted for using the equity method. At December 31, 2010, there was $253.5 million available for future draws on the $375.0 million tranche ($101.4 million — Goldcorp’s share).
In the opinion of management, the working capital at December 31, 2010, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditure for 2011 is $1.8 billion, 50% of which will be allocated to the Red Lake, Marlin and Peñasquito mines and 50% to projects. The amount allocated to projects will focus on commissioning Pueblo Viejo and developing the Cerro Negro, El Morro and Camino Rojo projects acquired during 2010. The 2011 expenditures will be funded partly by available cash balances, cash flows from operations, and available funding under the $1.5 billion revolving credit facility and $1.035 billion project financing for Pueblo Viejo ($414.0 million — Goldcorp’s share).
For the periods beyond 2011, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.
Market Risk
(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Guatemalan quetzals and Chilean pesos. The appreciation of foreign currencies against the US dollar can increase the costs of gold, silver, copper, lead and zinc production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in foreign currencies which are subject to currency risk. Accounts receivable and other current and long-term assets denominated in foreign currencies relate to goods and services taxes, value-added taxes and insurance receivables. At December 31, 2010, the Company had $5.8 billion of future income tax liabilities which arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006, Gold Eagle in the third quarter of 2008, and Camino Rojo and Cerro Negro in 2010 which are denominated in foreign currencies. Future income tax assets and liabilities are considered monetary and translated each period end at current exchange rates, with the gain or loss recorded in earnings for the period.
GOLDCORP   |   48

(in United States dollars, tabular amounts in millions, except where noted)
The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in foreign currencies at December 31:

		Accounts
		receivable
		and other		Accounts		Future
		current and	Income and	payable and		income tax
	Cash and cash	long-term	mining taxes	accrued	Current	assets
2010	equivalents	assets	payable	liabilities	debt	(liabilities)

Canadian dollar	$69.8	$92.3	$(71.6)	$(216.0)	$—	$(1,928.0)
Mexican peso	33.9	86.9	(184.8)	(181.3)	—	(2,022.8)
Argentinean peso	1.5	33.1	(46.6)	(94.6)	—	(1,830.0)
Guatemalan quetzal	4.9	1.1	(4.8)	(29.2)	—	25.3
Chilean peso	—	0.8	(0.2)	(5.4)	—	—

	$110.1	$214.2	$(308.0)	$(526.5)	$—	$(5,755.5)

		Accounts
		receivable and	Income and	Accounts
		other current	mining taxes	payable and		Future
	Cash and cash	and long-term	receivable	accrued	Current	income tax
2009	equivalents	assets	(payable)	liabilities	debt	liabilities

Canadian dollar	$4.0	$10.8	$(167.5)	$(152.0)	$(16.7)	$(1,216.9)
Mexican peso	9.5	86.1	3.2	(128.9)	—	(2,371.7)
Argentinean peso	1.0	17.8	(49.8)	(55.5)	—	(107.5)
Guatemalan quetzal	3.5	12.1	—	(23.3)	—	(12.3)

	$18.0	$126.8	$(214.1)	$(359.7)	$(16.7)	$(3,708.4)

During the year ended December 31, 2010, the Company recognized a net loss of $355.4 million on foreign exchange (2009 — net loss of $363.7 million; 2008 — net gain of $1,059.3 million). Of this amount, $362.6 million resulted from the translation of future income taxes denominated in foreign currencies (2009 — loss of $318.8 million; 2008 — gain of $1,062.6 million). Based on the above net exposures at December 31, 2010, a 10% depreciation or appreciation of the above foreign currencies against the US dollar would result in a $426.0 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the years ended December 31, 2010 and 2009, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% and 30% of its annual Canadian dollar and Mexican peso operating expenditures over the next twelve months and subsequent thirteen to twenty four months, respectively.
(ii) Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding revolving credit facility, its share of the Pueblo Viejo project financing finalized during the second quarter of 2010 and its cash and cash equivalents. In addition, the $50.0 million Primero promissory note and debt component of the $60.0 million Primero convertible note receivable are exposed to interest rate risk as a result of the fixed interest rates earned.
The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low US dollar rates. Interest incurred on the Company’s revolving credit facility during the year ended December 31, 2010 amounted to $1.5 million. A 10% change in the interest rate on the Company’s revolving credit facility would result in a nominal change in the Company’s after-tax net
GOLDCORP   |   49

(in United States dollars, tabular amounts in millions, except where noted)
earnings, respectively. The average interest rate earned by the Company during the year ended December 31, 2010 on its cash and cash equivalents was 0.20% (2009 — 0.22%; 2008 — 2.68%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a $0.1 million increase or decrease in the Company’s after-tax net earnings, respectively (2009 and 2008 — nominal). A 10% decrease or increase in the market interest rate for debt with similar terms and associated credit risks to the Primero notes receivable would increase and decrease the fair values of these notes receivable by $0.7 million, respectively.
(iii) Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Profitability of the Company depends on metal prices for gold, silver, copper, lead and zinc. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. A 10% increase or decrease in metal prices would result in a $322.0 million increase or decrease in the Company’s after-tax net earnings, respectively. The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% and 30% of its base metal sales volume over the next fifteen months and subsequent sixteen to twenty seven months, respectively, to manage its exposure to fluctuations in base metal prices.
The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel and electricity. A 10% increase or decrease in diesel market prices would result in an $8.5 million decrease or increase in the Company’s after-tax net earnings, respectively. The Company does not intend to hedge against diesel price fluctuations in Mexico as the government regulates the domestic market. The Company has entered into contracts to hedge against diesel price fluctuations in Canada and the United States through NYMEX heating oil contracts as a proxy for diesel. Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.
CAPITAL RESOURCES
The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents as follows:

At December 31	2010	2009

Shareholders’ equity	$20,194.2	$15,493.2
Current and long-term debt	747.1	735.7

	20,941.3	16,228.9
Less: cash and cash equivalents	(556.2)	(874.6)

	$20,385.1	$15,354.3

At December 31, 2010, there was no externally imposed capital requirement, to which the Company is subject, which the Company has not complied with.
During the year ended December 31, 2010, the Company invested a total of $1,247.8 million in mining interests, including $312.3 million at Pueblo Viejo, $204.1 million at Red Lake, $203.3 million at Peñasquito, $118.2 million at Éléonore, $87.9 million at Porcupine, $79.4 million at Musselwhite and $76.8 million at Marlin.
GOLDCORP   |   50

(in United States dollars, tabular amounts in millions, except where noted)
As at February 24, 2011, there were 798.4 million common shares of the Company issued and outstanding and 15.7 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$12.55 per share to C$45.51 per share. In addition, the Company had 9.2 million share purchase warrants outstanding, of which 8.4 million are exchangeable for 8.4 million common shares at an exercise price of C$45.75 per share until June 9, 2011. The remaining 0.8 million share purchase warrants are exchangeable for 0.8 million common shares at an exercise price of C$34.76 per share until June 26, 2011.
Cash dividend payments during the year ended December 31, 2010 totalled $154.4 million (2009 – $131.7 million; 2008 – $128.7 million).
OTHER RISKS AND UNCERTAINTIES
Foreign Operations
In 2010, the majority of the Company’s foreign operations were conducted in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.
Government Regulation
The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.
Environmental Regulation
The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent

GOLDCORP   |   51

(in United States dollars, tabular amounts in millions, except where noted)
environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s financial position and results of operations.
Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.
Other
For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business – Risk Factors” in the annual information form for the year ended December 31, 2009, available at www.sedar.com and to the Company’s annual information form for the year ended December 31, 2010 to be filed on SEDAR.
CHANGES IN ACCOUNTING POLICIES
Accounting policies implemented effective January 1, 2010
In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 – Business Combinations (“Section 1581”) and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for the preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is required for business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are required for interim and annual consolidated financial statements relating to the fiscal year beginning January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time. The Company early adopted these sections effective January 1, 2010.
Under Section 1582, business combinations are accounted for using the “acquisition method”, compared to the “purchase method” required under Section 1581. The significant changes that result from applying the acquisition method of Section 1582 include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions are accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices at the agreement and announcement date and the acquisition date differ; (iii) all future adjustments to income tax estimates are recorded as income tax expense or recovery, whereas under Section 1581, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under Section 1581, these costs were capitalized as part of the cost of the business combination; (v) assets acquired and liabilities assumed are recorded at 100% of their fair values even if less than 100% is obtained, whereas under Section 1581, only the controlling interest’s portion of assets and liabilities acquired were recorded at fair value; and (vi) non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired, whereas under Section 1581, non-controlling interests were recorded at their proportionate share of the carrying value of net assets acquired.
Under Section 1602, non-controlling interests are measured at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of equity. In addition, Section 1602 changes the manner in which increases and decreases in ownership interests are accounted for. Changes in ownership interests in a subsidiary are recorded as equity transactions and no gain or loss is recognized as
GOLDCORP   |   52

(in United States dollars, tabular amounts in millions, except where noted)
long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under Section 1602, accumulated losses attributable to non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of Section 1602 have been applied retrospectively with the exception of the accounting for changes in the Company’s ownership interests in a subsidiary over which control is maintained, the accounting for a loss of control of a subsidiary and the attribution of net earnings and losses and other comprehensive income and losses to non-controlling interests.
Accounting policies implemented during 2009
On January 1, 2009, the Company adopted CICA Handbook Section 3064 – Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 – Goodwill and Other Intangible Assets (“Section 3062”) and 3450 – Research and Development Costs for fiscal years beginning on or after October 1, 2008. Various changes were made to other sections of the CICA Accounting Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not result in a material impact on the Company’s consolidated financial statements.
Effective January 1, 2009, the Company adopted Emerging Issues Committee (“EIC”) Abstract 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”) issued by the CICA. EIC-173, which is applicable for periods ending on or after January 20, 2009 with earlier adoption encouraged, provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of an entity’s financial assets and financial liabilities, including derivative instruments. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.
In March 2009, the Company adopted EIC Abstract 174 – Mining Exploration Costs (“EIC-174”) issued by the CICA, which replaces EIC Abstract 126 – Accounting by Mining Enterprises for Exploration Costs (“EIC-126”) for financial statements issued after March 27, 2009, to provide additional guidance for mining exploration enterprises on the capitalization of exploration costs, when an assessment of impairment of these costs is required and conditions indicating impairment. The adoption of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.
In June 2009, the Company adopted the amendments made to CICA Handbook Section 3862 – Financial Instruments – Disclosures (“Section 3862”) to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The additional disclosures are applicable to annual financial statements relating to fiscal years ending after September 30, 2009.
On July 1, 2009, the Company adopted the amendments made to CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement (“Section 3855”) to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for reclassifications made on or after July 1, 2009. All other amendments are applicable as of January 1, 2009. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements.
Accounting policies implemented during 2008
On January 1, 2008, the Company adopted three new presentation and disclosure standards issued by the CICA. Section 3862 and CICA Handbook Section 3863 – Financial Instruments – Presentation which replace CICA Handbook Section 3861 – Financial Instruments – Disclosure and Presentation (“Section 3861”) for fiscal years beginning on or after October 1, 2007, incorporate many of
GOLDCORP   |   53

(in United States dollars, tabular amounts in millions, except where noted)
the disclosure requirements of Section 3861, but place an increased emphasis on disclosure of risks, including both qualitative and quantitative information about the risk exposures arising from financial instruments. CICA Handbook Section 1535 – Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with external capital requirements and, if the entity has not complied, the consequences of such non-compliance.
CICA Handbook Section 3031 – Inventories (“Section 3031”) which replaces CICA Handbook Section 3030 - Inventories for fiscal years beginning on or after January 1, 2008, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, and requires impairment testing. The adoption of Section 3031 effective January 1, 2008 did not result in a material impact on the Company’s consolidated financial statements.
On July 1, 2008, the Company adopted EIC Abstract 172 – Income Statement Presentation Of A Tax Loss Carryforward Recognized Following An Unrealized Gain Recorded In Other Comprehensive Income (“EIC-172”) issued by the CICA. EIC-172, which is applicable for periods ending on or after September 30, 2008, requires that the tax benefit from the recognition of previously unrecognized tax loss carryforwards, consequent to the recording of unrealized gains on available-for-sale financial assets in OCI be recognized in earnings retrospectively. The adoption of EIC-172 did not result in a material impact on the Company’s consolidated financial statements.
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(in United States dollars, tabular amounts in millions, except where noted)
INTERNATIONAL FINANCIAL REPORTING STANDARDS
In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises, with a transition date of January 1, 2010. Earlier adoption is permitted. The Company will issue its first IFRS annual consolidated financial statements for the fiscal year ending December 31, 2011, with restatement of comparative balance sheets as at December 31, 2010 and January 1, 2010 and statement of earnings for the year ended December 31, 2010. During the year ending December 31, 2011, the Company will issue interim consolidated IFRS financial statements prepared in accordance with IAS 34 – Interim Financial Reporting (“IAS 34”) for the periods ending March 31, 2011, June 30, 2011 and September 30, 2011, with restatement of comparative balance sheets as at December 31, 2010 and January 1, 2010 and statements of earnings for the comparative periods presented. The conversion from Canadian GAAP to IFRS as a primary basis for preparing the Company’s consolidated financial statements has and/or will result in changes to the Company’s accounting policies, information technology and data systems, internal control over financial reporting, disclosure controls and procedures and financial expertise and training requirements as noted below. The conversion may also impact future business activities such as agreed terms of certain contractual arrangements, including debt covenants and debt and equity settlement provisions. Management does not expect the conversion to IFRS to have any impact on its compensation plans.
Transition Plan
The four phases of the Company’s transition plan are as follows: scoping and planning (“phase 1”), detailed assessment (“phase 2”), operations implementation (“phase 3”) and post implementation (“phase 4”). The Company has prioritized and assigned the appropriate resources to develop and implement an effective plan and continues to assess resource and training requirements.
•
Phase 1 involved establishing a project steering and technical committee and a project management team, obtaining organizational support for the transition plan, obtaining stakeholder support for the project, identifying key areas affected and developing a project charter, implementation plan and communication strategy. The steering and technical committee is comprised of members of senior executive management and is responsible for final approval of project recommendations, including selected IFRS accounting policies, and deliverables to the audit committee and board of directors. Phase 1 was completed during the first quarter of 2009.

•
Phase 2 involved the (a) identification of significant differences between the Company’s current accounting policies under Canadian GAAP and those permitted under IFRS, (b) selection of accounting policies, methods of implementing accounting policy changes and transitional exemptions in accordance with IFRS, (c) estimation of quantified financial statement impacts, (d) preparation of shell financial statements and (e) identification and analysis of business processes and information technology and data systems impacted. Phase 2 was completed during the fourth quarter of 2009.

•
The first stage of phase 3, the design of business and reporting processes and systems to support the preparation of consolidated IFRS financial statements and required disclosures for the opening consolidated IFRS balance sheet as at January 1, 2010, fiscal 2010 and thereafter was completed in March 2010. The implementation and testing of changes to the reporting processes and systems to support the preparation of consolidated IFRS financial statements and required disclosures was approved and completed during the second quarter of 2010. The preparation of the consolidated opening IFRS balance sheet as at January 1, 2010 and 2010 comparative interim consolidated IFRS financial statements the Company expects to present in its 2011 interim consolidated IFRS financial statements to be issued during 2011 is substantially complete as at the date of this document. The Company’s condensed preliminary opening consolidated IFRS balance sheet and comparative interim consolidated IFRS statements of earnings are presented below. The second stage of phase 3, ongoing training for key personnel, identification and documentation of impact and required changes to, and ensuring the effectiveness of, the Company’s internal control environment and disclosure controls and procedures, was conducted throughout 2010. An IFRS technical conference was held in June 2010 for key finance and accounting personnel of each mine site location and the corporate office. In addition, technical training modules have been completed by the key individuals. On-going training continues as new finance and accounting personnel are hired and to

GOLDCORP   |   55

(in United States dollars, tabular amounts in millions, except where noted)

serve as refresher training for key individuals. The key incremental controls resulting from the conversion to IFRS relate to (a) the assessment and quantification of the impact of converting to IFRS on the Company’s consolidated opening IFRS balance sheet as at January 1, 2010, and comparative IFRS information for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010 and the year ended December 31, 2010, (b) the assessment and identification of the impact of converting to IFRS on the Company’s financial reporting, systems and processes, and (c) the design, implementation and testing of changes to the Company’s financial reporting systems and processes to support the preparation of consolidated IFRS financial statements for the consolidated opening IFRS balance sheet as at January 1, 2010, fiscal 2010 and thereafter.

•
Phase 4 involves the maintenance of sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. Phase 4 will be carried out throughout 2011. Management does not anticipate any significant issues with completing phase 4 of its transition plan.

The Company has prepared a condensed preliminary consolidated opening IFRS balance sheet as at January 1, 2010 and 2010 comparative interim consolidated IFRS statements of earnings with reconciliations to its previously reported December 31, 2009 audited consolidated balance sheet and unaudited 2010 comparative interim consolidated statements of earnings, respectively, prepared in accordance with Canadian GAAP. The preliminary amounts determined as presented below are based on accounting policies the Company expects to apply in preparing its first consolidated IFRS financial statements. The amounts determined for the Company’s final consolidated opening IFRS balance sheet as at January 1, 2010 and 2010 comparative interim consolidated IFRS statements of earnings may differ from the preliminary amounts as a result of changes to IFRS from the date of this document to the dates the final consolidated opening IFRS balance sheet as at January 1, 2010 and 2010 comparative interim consolidated IFRS statements of earnings are issued.
IFRS opening consolidated balance sheet
The Company’s unaudited condensed preliminary consolidated opening IFRS balance sheet as at January 1, 2010 is as follows:

	Canadian	Income		Convertible
January 1, 2010 ($ millions)	GAAP	taxes(1)	Warrants(2)	Note(3)	Other(5)	IFRS

Current assets	$1,601.5	$—	$—	$—	$53.2	$1,654.7
Non-current assets	19,347.2	(461.0)	(173.2)	—	(52.2)	18,660.8

Total assets	$20,948.7	$(461.0)	$(173.2)	$—	$1.0	$20,315.5

Current liabilities	$735.0	$—	$—	$—	$(100.8)	$634.2
Non-current liabilities	4,669.4	241.7	71.9	173.0	104.8	5,260.8

Total liabilities	5,404.4	241.7	71.9	173.0	4.0	5,895.0

Shareholders’ equity	15,493.2	(702.7)	(245.1)	(173.0)	(3.0)	14,369.4
Non-controlling interests	51.1	—	—	—	—	51.1

	15,544.3	(702.7)	(245.1)	(173.0)	(3.0)	14,420.5

Total liabilities and shareholders’ equity	$20,948.7	$(461.0)	$(173.2)	$—	$1.0	$20,315.5

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(in United States dollars, tabular amounts in millions, except where noted)
Comparison of IFRS to Canadian GAAP
The key differences between the accounting policies that the Company expects to apply in preparing its first consolidated IFRS financial statements and its current accounting policies in accordance with Canadian GAAP are as follows:
(1)	Deferred income taxes
(a)	Foreign non-monetary assets and liabilities

IAS 12 – Income Taxes (“IAS 12”) requires deferred income taxes to be recognized for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translations of the costs of non-monetary assets and liabilities denominated in currencies other than the Company’s functional currency (“foreign currencies”), the US dollar (“foreign non-monetary assets and liabilities”). Under Canadian GAAP, these temporary differences are not accounted for.

The Company owns significant mining interests with costs denominated in foreign currencies. In accordance with IAS 12, a weakening in foreign currencies, primarily the Mexican peso, Argentinean peso and Canadian dollar, would result in additional deferred income tax liabilities recognized by the Company. For the purpose of its opening consolidated IFRS balance sheet as at January 1, 2010, the Company recorded an adjustment to increase deferred income tax liabilities and decrease opening retained earnings by $675.9 million.

The net foreign exchange gains or losses relating to deferred income taxes as determined under IFRS represents the impact of movements in foreign exchange rates on local currency tax bases of foreign non-monetary assets and liabilities. The Company expects its foreign exchange gains or losses relating to deferred income taxes as determined under IFRS to be less volatile. For Canadian GAAP purposes, the Company recorded a net foreign exchange loss on translation of deferred income taxes of $210.6 million, net foreign exchange gain of $194.0 million and net foreign exchange loss of $126.4 million for the three months ended March 31, 2010, June 30, 2010 and September 30, 2010, respectively. For IFRS purposes, the Company’s foreign exchange gains and losses relating to deferred income taxes amount to a net foreign exchange gain of $26.1 million, net foreign exchange loss of $4.6 million and net foreign exchange gain of $17.8 million for the three months ended March 31, 2010, June 30, 2010 and September 30, 2010, respectively.

Foreign exchange gains and losses from translation of deferred income taxes are included in income taxes under IFRS, as compared to other income and expense under Canadian GAAP.
(b)	Asset acquisitions

In accordance with IAS 12, deferred income taxes are not recognized for temporary differences that arise from differences between the fair values and tax bases of assets acquired in a transaction other than a business combination. Under Canadian GAAP, deferred income taxes are recognized for such temporary differences. For the purpose of its opening consolidated IFRS balance sheet as at January 1, 2010, the Company has reversed the deferred income tax liability recognized on acquisition of the Gold Eagle assets in September 2008. The net impact of this adjustment was to decrease the Gold Eagle mining assets, which are included in the Red Lake mining property carrying amount, by $461.0 million, decrease deferred income tax liabilities by $434.2 million and decrease opening retained earnings by $26.8 million.

Based on the definition of a “business” under IFRS 3 – Business Combinations, the Company anticipates that future acquisitions will likely be accounted for using the principles of IFRS 3 and does not expect this accounting policy difference to have any significant impact to its consolidated financial statements for future periods.

(2)	Share purchase warrants with C$ exercise prices

In accordance with IAS 39 – Financial Instruments: Recognition and Measurement, share purchase warrants issued with exercise prices denominated in foreign currencies are classified and presented as derivative liabilities and measured at fair value. Under

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(in United States dollars, tabular amounts in millions, except where noted)

Canadian GAAP, all warrants are presented as equity. At January 1, 2010, the Company had 9.2 million share purchase warrants outstanding with C$ exercise prices included in equity with a carrying amount of $50.0 million. For the purpose of the Company’s opening consolidated IFRS balance sheet as at January 1, 2010, the carrying amount of these warrants were removed from equity, re-measured at fair value with the difference between the fair value and amount removed from equity being recognized as an adjustment to opening retained earnings. An opening retained earnings adjustment was recorded for warrants previously exercised, calculated as the difference between the fair values of the warrants on the dates of exercise and the amounts recorded in share capital. The accounting for share purchase warrants with C$ exercise prices owned by Silver Wheaton prior to the disposition of the Company’s interest in Silver Wheaton in February 2008 as derivative liabilities measured at fair value resulted in a $275.0 million increase to the excess consideration received on the disposition which has been accounted for partially as additional gain on disposition of Silver Wheaton shares in February 2008 ($101.8 million) and as a reduction in the carrying amount of certain mining interests ($173.2 million). The net impact of the opening IFRS balance sheet adjustments relating to share purchase warrants was to decrease mining interests by $173.2 million, increase non-current derivative liabilities by $71.9 million, reduce share purchase warrants included in equity by $50.0 million, increase share capital by $761.6 million and reduce opening retained earnings by $956.7 million.

An increase or decrease in the fair values of share purchase warrants outstanding will result in losses or gains recognized in earnings, respectively, until the warrants expire. Of the 9.2 million share purchase warrants outstanding on January 1, 2010, 8.4 million expire on June 9, 2011. The remaining 0.8 million share purchase warrants outstanding expire on June 26, 2011. For the purpose of its 2010 comparative interim consolidated IFRS statements of earnings, the Company recorded adjustments to increase gains on non-hedge derivatives by $25.8 million, decrease by $19.0 million and increase by $13.8 million for the three months ended March 31, 2010, June 30, 2010 and September 30, 2010, respectively.

(3)	Convertible notes

In accordance with IAS 32 – Financial Instruments: Presentation, an issuer’s option to settle in cash upon conversion results in the conversion feature of convertible debt being accounted for as an embedded derivative which must be separately accounted for at fair value on initial recognition. The carrying amount of the debt component, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the conversion feature. Transaction costs are allocated to the debt and derivative components in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the derivative component are expensed, while costs allocated to the debt component are included in the carrying amount of the liability and in the determination of the effective interest rate. Subsequent to initial recognition, the derivative component is re-measured at fair value at each balance sheet date while the debt component is accreted to the face value of the debt using the effective interest method.

The Company has the option to settle in cash upon conversion of the convertible senior notes issued on June 5, 2009. Accordingly, the conversion feature of the notes meets the definition of a derivative which must be accounted for separately from the host debt component. For the purpose of its opening consolidated IFRS balance sheet as at January 1, 2010, the Company has recorded adjustments to (a) reclassify the conversion feature of the notes from equity to non-current derivative liabilities, (b) re-measure the proceed amounts allocated to the debt and derivative components on initial recognition, (c) expense the transaction costs allocated to the derivative component, (d) capitalize the transaction costs allocated to the debt component against the carrying amount of the liability and (e) re-measure the derivative component at fair value as at January 1, 2010. The net impact of the above adjustments was to increase non-current derivative liabilities by $231.4 million, decrease long-term debt by $62.7 million, increase deferred income tax liabilities by $4.3 million, decrease equity by $155.9 million and decrease opening retained earnings by $17.1 million.

An increase or decrease in the fair value of the conversion feature will result in losses or gains recognized in earnings, respectively, until the notes mature on August 1, 2014 or are converted by the holders. For the purpose of its 2010 comparative interim consolidated IFRS statements of earnings, the Company recorded adjustments to increase interest capitalized to mining interests

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(in United States dollars, tabular amounts in millions, except where noted)

for the three months ended March 31, 2010, June 30, 2010 and September 30, 2010 by $2.4 million, $2.6 million and $2.8 million, respectively, increase gains on non-hedge derivatives by $26.7 million, decrease by $71.7 million and increase by $60.6 million for the three months ended March 31, 2010, June 30, 2010 and September 30, 2010, respectively, and decrease deferred income tax expense for the three months ended March 31, 2010 by $0.2 million, and increase deferred income tax expenses for the three months ended June 30, 2010 and September 30, 2010 by $0.3 million.

(4)	Discontinued operations

The criteria under IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”) for presenting the results of a component of an entity that either has been disposed of, or is classified as held for sale separately as results of a “discontinued operation” is similar to the criteria under Canadian GAAP, with the following two exceptions:

(a)
IFRS 5 contains an additional requirement that the component (i) represents a separate major line of business or geographical area of operations, (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or (iii) is a subsidiary acquired exclusively with a view to resell.

(b)
Conversely, Canadian GAAP requires that the operations and cash flows of the component have been, or will be, eliminated from the ongoing operations of the entity as a result of the disposal transaction. It precludes the reporting entity from having any significant continuing involvement in the operations of the component after the disposal transaction. IFRS 5 does not contain this same requirement.

As a result of the 36% equity interest in Primero which the Company received as partial consideration for the disposition of the San Dimas operation in August 2010, the Company has presented the results of the San Dimas operation with its continuing operations for Canadian GAAP purposes for the current and comparative periods.

Under IFRS, the Company’s equity interest in Primero does not preclude the Company from reporting the results of the San Dimas operation with its discontinued operations. In addition, the San Dimas operation, prior to its disposition, was a separate major line of business for the Company. Accordingly, for the purpose of the Company’s 2010 comparative interim consolidated financial statements, the results of the San Dimas operation are presented separately and included in the Company’s results of discontinued operations.

The above key differences which are reflected in the condensed preliminary opening consolidated IFRS balance sheet above and comparative interim consolidated IFRS statements of earnings below are based on IFRS standards effective as at the date of this document. The IASB continues to amend and add to current IFRS with several projects underway. The Company’s transition plan includes monitoring actual and anticipated changes to IFRS and related rules and regulations and assessing the impact of these changes on the Company and its financial statements, including expected dates of when such impacts are effective.
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(in United States dollars, tabular amounts in millions, except where noted)
The Company’s unaudited 2010 condensed preliminary comparative interim consolidated IFRS statements of earnings are as follows:

				San Dimas
Three months ended	Canadian	Income	Convertible	discontinued
March 31, 2010 ($ millions)	GAAP	taxes(1)	notes(3)	operation(4)	Other(5)	IFRS

Revenues	$750.3	$—	$—	$(32.4)	$—	$717.9

Production costs	(432.7)	—	—	15.8	3.7	(413.2)

Earnings from mine operations	317.6	—	—	(16.6)	3.7	304.7

Corporate administration and exploration costs	(51.4)	—	—	0.4	0.5	(50.5)

Earnings from operations	266.2	—	—	(16.2)	4.2	254.2

Other income (expenses)
Gains on non-hedge derivatives, net	13.1	—	26.7	—	25.8	65.6
Losses on foreign exchange, net	(211.7)	210.6	—	(8.8)	9.9	—
Other	(41.5)	—	—	—	(1.8)	(43.3)

	(240.1)	210.6	26.7	(8.8)	33.9	22.3

Earnings from continuing operations before income taxes	26.1	210.6	26.7	(25.0)	38.1	276.5
Income taxes	(77.5)	26.1	0.2	11.0	(4.9)	(45.1)

Earnings (loss) from continuing operations	(51.4)	236.7	26.9	(14.0)	33.2	231.4
Earnings (loss) from discontinued operations, net of tax	(1.3)	—	—	14.0	—	12.7

Net earnings (loss)	$(52.7)	$236.7	$26.9	$—	$33.2	$244.1

				San Dimas
Three months ended	Canadian	Income	Convertible	discontinued
June 30, 2010 ($ millions)	GAAP	taxes(1)	notes(3)	operation(4)	Other(5)	IFRS

Revenues	$844.3	$—	$—	$(29.2)	$—	$815.1

Production costs	(481.7)	—	—	14.8	3.8	(463.1)

Earnings from mine operations	362.6	—	—	(14.4)	3.8	352.0

Corporate administration and exploration costs	(57.6)	—	—	0.3	(2.4)	(59.7)

Earnings from operations	305.0	—	—	(14.1)	1.4	292.3

Other income (expenses)
Gains (losses) on non-hedge derivatives, net	3.5	—	(71.7)	—	(19.0)	(87.2)
Gains on dispositions of mining interests, net	426.0	—	—	—	—	426.0
Gains on foreign exchange, net	195.1	(194.0)	—	2.6	(3.7)	—
Other	(19.2)	—	—	0.2	9.5	(9.5)

	605.4	(194.0)	(71.7)	2.8	(13.2)	329.3

Earnings from continuing operations before income taxes	910.4	(194.0)	(71.7)	(11.3)	(11.8)	621.6
Income taxes	(80.0)	(4.6)	(0.3)	(1.1)	(0.7)	(86.7)

Earnings from continuing operations	830.4	(198.6)	(72.0)	(12.4)	(12.5)	534.9
Earnings (loss) from discontinued operations, net of tax	(3.7)	—	—	12.4	(0.1)	8.6

Net earnings	$826.7	$(198.6)	$(72.0)	$—	$(12.6)	$543.5

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(in United States dollars, tabular amounts in millions, except where noted)

				San Dimas
Three months ended	Canadian	Income	Convertible	discontinued
September 30, 2010 ($ millions)	GAAP	taxes(1)	notes(3)	operation(4)	Other(5)	IFRS

Revenues	$885.8	$—	$—	$(0.7)	$—	$885.1

Production costs	(487.5)	—	—	0.7	3.7	(483.1)

Earnings from mine operations	398.3	—	—	—	3.7	402.0

Corporate administration and exploration costs	(56.1)	—	—	(0.7)	(3.5)	(60.3)

Earnings from operations	342.2	—	—	(0.7)	0.2	341.7

Other income (expenses)
Gains (losses) on non-hedge derivatives, net	(17.6)	—	60.6	—	13.8	56.8
Gains on disposition of mining interest, net	373.2	—	—	(373.2)	—	—
Losses on foreign exchange, net	(119.2)	126.4	—	(1.2)	(6.0)	—
Other	(25.5)	—	—	1.0	16.6	(7.9)

	210.9	126.4	60.6	(373.4)	24.4	48.9

Earnings from continuing operations before income taxes	553.1	126.4	60.6	(374.1)	24.6	390.6
Income taxes	(69.1)	17.8	(0.3)	(34.8)	(3.6)	(90.0)

Earnings from continuing operations	484.0	144.2	60.3	(408.9)	21.0	300.6
Earnings (loss) from discontinued operations, net of tax	(19.6)	—	—	408.9	—	389.3

Net earnings	$464.4	$144.2	$60.3	$—	$21.0	$689.9

(5)
In addition to the impacts of key differences between the Company’s accounting policies under IFRS and those under Canadian GAAP as noted above, the Company’s condensed preliminary consolidated opening IFRS balance sheet as at January 1, 2010 and 2010 comparative interim consolidated IFRS statements of earnings reflect the following other differences:

(a)	Non-current assets held for sale

IFRS 5 requires a non-current asset, the carrying amount of which will be recovered principally through a sale transaction rather than through continuing use, to be classified as held for sale when certain criteria are met and presented as a current asset measured at the lower of its carrying amount and fair value less costs to sell. This standard applies to all non-current assets including investments accounted for using the equity method.

Under Canadian GAAP, investments accounted for using the equity method are scoped out of the requirement to classify assets as held for sale.

The criteria under IFRS 5 for classification of El Limón’s assets and liabilities, which were sold on February 24, 2010, as held for sale were met as at January 1, 2010. Accordingly, for the purpose of its opening consolidated IFRS balance sheet as at January 1, 2010, the Company presented the assets and liabilities of El Limón separately as current assets and liabilities held for sale, respectively. The net effect of this adjustment was to reclassify $56.8 million from mining interests to current assets held for sale and $7.9 million from deferred income tax liabilities to current liabilities held for sale.

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(in United States dollars, tabular amounts in millions, except where noted)
(b)	Deferred income taxes

IAS 12 requires all deferred income tax assets and liabilities, called “future income tax assets and liabilities” under Canadian GAAP, to be classified as non-current assets and liabilities, respectively. For the purpose of its opening consolidated IFRS balance sheet as at January 1, 2010, the Company reclassified all deferred income taxes included in current assets and liabilities to non-current assets and liabilities, respectively.

(c)	Accounting for borrowing costs

IAS 23 — Borrowing costs (“IAS 23”) requires borrowing costs incurred that are directly attributable to the acquisition, construction or production of a qualifying asset to be capitalized as part of the cost of the asset. When funds are borrowed specifically for the purpose of obtaining a particular qualifying asset, the borrowing costs that directly relate to that qualifying asset can be readily identified. When the financing activities of an entity are centrally coordinated, it may be difficult to identify a direct relationship between particular borrowings and a qualifying asset. IAS 23 requires that to the extent an entity borrows funds generally, the entity shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to expenditures on qualifying assets. The capitalization rate is the weighted average of the borrowing costs applicable to general borrowings of the entity that are outstanding during the period, which excludes specific borrowings.

Canadian GAAP is silent on the accounting for borrowing costs incurred on general borrowings. For Canadian GAAP purposes, the Company has capitalized borrowing costs incurred relating to funds borrowed specifically for the purpose of obtaining a particular qualifying asset.

As permitted by IFRS 1 below, the Company has elected to apply IAS 23 on a prospective basis. Accordingly, no adjustment has been made for the purpose of its opening consolidated IFRS balance sheet as at January 1, 2010. The application of IAS 23 will result in higher capitalized borrowing costs in future periods. For the purpose of its 2010 comparative interim consolidated IFRS statements of earnings, the Company recorded adjustments to increase mining interests and decrease interest expense for the three months ended March 31, 2010, June 30, 2010 and September 30, 2010 by $11.0 million, $11.2 million and $11.6 million, respectively.

(d)	Exploration and Evaluation Expenditures

IFRS 6 — Exploration for and Evaluation of Mineral Resources permits a reporting entity to choose an accounting policy to expense or capitalize exploration and evaluation expenditures. This includes expensing certain exploration and evaluation expenditures, while capitalizing other exploration and evaluation expenditures, as long as the accounting policy is applied consistently. The Company’s exploration and evaluation phase begins with the acquisition of the legal right to explore a specific mine area and ends with the completion of a technical feasibility study which demonstrates the commercial viability of extracting a mineral resource. Costs incurred during this phase include, but are not limited to; costs incurred relating to the acquisition of rights to explore, the completion of geological studies, exploration drilling, sampling, developing a life of mine plan and economic model and obtaining required permits.

The Company’s accounting policy under Canadian GAAP is to expense exploration and evaluation expenditures as incurred to the date of establishing that costs incurred are economically recoverable. Exploration and evaluation expenditures incurred subsequent to establishing economic recoverability are capitalized and included in the carrying amounts of mining interests as tangible assets. The Company has chosen to apply the same accounting policy on conversion to IFRS.

(e)	Impairment of mining interests and goodwill

IAS 36 — Impairment of Assets (“IAS 36”) assesses the impairment of an asset using a one-step process which compares the carrying amount to the recoverable amount, calculated as the greater of the value in use, being the estimated discounted future expected pre-tax cash flows, and fair value less costs to sell (“FVLCS”) of the asset being tested. Upon conversion to IFRS, the

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(in United States dollars, tabular amounts in millions, except where noted)

Company will assess impairment of its mining interests, by site, by comparing the carrying amounts of its mining interests to the values in use for those sites without significant exploration potential properties. For those sites with significant exploration potential properties, the Company will assess impairment by comparing the carrying amounts of the relevant mining interests, net of related deferred income taxes, to the FVLCS. The FVLCS of the Company’s mining interests is estimated as the estimated discounted future after-tax cash flows of mining properties with reserves and resources plus an in-situ value for exploration potential mining properties and additional discounted amount for net cash flows from significant future expansion, less estimated costs to sell. For these sites, the process for assessing impairment under IFRS is similar to the process under Canadian GAAP, except that cash flows used under Canadian GAAP are on an undiscounted basis where goodwill is not applicable. The use of a one-step process to test for impairment under IFRS as compared to a two-step process under Canadian GAAP may result in more frequent impairment charges where carrying amounts of mining interests may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis under IFRS.

Under IFRS, an impairment loss is recorded for the difference between the carrying amount and the greater of value in use and FVLCS of a mining interest. Where goodwill is applicable, the carrying amount of goodwill is included in the carrying amount being assessed. The resulting impairment loss, if any, is allocated first to reduce goodwill to zero, with the remaining amount allocated to the mining interest. Reversals of impairment losses are recognized in the periods the reversals occur. When an impairment loss reverses in a subsequent period, the carrying amount of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversal of an impairment loss is not permitted under Canadian GAAP. This accounting policy difference could lead to increased earnings volatility in future periods.

The Company has reviewed its mining interests and goodwill for impairment as at December 31, 2009 in accordance with IAS 36 and determined that no impairment losses were required to be recognized for the purpose of its opening consolidated IFRS balance sheet as at January 1, 2010.

(f)	Plant and equipment

Under Canadian GAAP, costs incurred for plant and equipment on initial recognition are allocated to significant components when practicable. Costs incurred subsequent to the initial purchase of plant and equipment are capitalized when they constitute a betterment, which occurs when the productive capacity or useful life of an existing asset is increased or when the associated operating costs is decreased. Otherwise, these costs are expensed. IAS 16 requires costs incurred for plant and equipment on initial recognition to be allocated to significant components, capitalized and depreciated separately over the estimated useful lives of each component. Practicability of allocating costs to significant components is not considered under IFRS. Costs incurred subsequent to the initial purchase of plant and equipment are capitalized when it is probable that future economic benefits will flow to the Company over a period and the costs can be measured reliably. Upon capitalization, the carrying amount of components replaced, if any, are derecognized. The Company has completed an exercise to determine the appropriate net book values of plant and equipment and applicable components at each of its mine sites as at January 1, 2010. No adjustment for the purpose of the Company’s opening consolidated IFRS balance sheet as at January 1, 2010 is required. However, the Company has and will componentize its existing and future purchases of surface mobile equipment, respectively, to a lower level as a result of its findings, which may increase depreciation expense in future periods.

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(in United States dollars, tabular amounts in millions, except where noted)
(g)	IFRS 1 — First-time adoption of International Financial Reporting Standards

IFRS 1 governs the first-time adoption of IFRS. In general, accounting policies adopted in accordance with IFRS are to be applied retrospectively. IFRS 1 requires certain mandatory exceptions and allows reporting entities to elect to apply certain exemptions from retrospective application.

The mandatory exceptions from retrospective application of IFRS applicable to the Company are as follows:
(i)
Estimates used in preparing the Company’s opening consolidated IFRS balance sheet as at January 1, 2010 and restating its 2010 comparative periods under IFRS must be consistent with estimates previously made for the same date under Canadian GAAP, after adjustments to reflect any difference in accounting policies, unless there is objective evidence that those estimates were in error. More specifically, an entity may be in possession of information about estimates it made under Canadian GAAP that was not available at the time those estimates were made. IFRS 1 requires the receipt of such information to be accounted for prospectively.

(ii)
Certain requirements of IAS 27 — Consolidated and Separate Financial Statements must be applied prospectively from January 1, 2010, the Company’s transition date. Retrospective application is not permitted. These requirements relate to:

•	The attribution of total comprehensive income to non-controlling interests even if this results in non-controlling interests having a deficit balance;

•	The accounting for changes in the parent’s ownership interest in a subsidiary that do not result in a loss of control as equity transactions; and

•	The accounting for loss of control over a subsidiary and the related requirements of IFRS 5.
The significant exemptions from retrospective application of IFRS the Company has elected to apply in preparing its first consolidated IFRS financial statements include:
(iii)
Not accounting for business combinations that occurred prior to January 1, 2010 using the principles of IFRS 3, which are equivalent to the principles of Section 1582 under Canadian GAAP which the Company adopted effective January 1, 2010 on a prospective basis;

(iv)	Applying the principles of IAS 23 to the accounting for borrowing costs on a prospective basis commencing January 1, 2010 as discussed above under item 5(c);

(v)
Recognizing the cumulative translation adjustment of $101.9 million as at January 1, 2010 which were previously recognized directly in other comprehensive income and resulted from translation of the Company’s Canadian operations which were considered to have a Canadian dollar functional currency prior to April 1, 2005, in opening retained earnings as at January 1, 2010.

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(in United States dollars, tabular amounts in millions, except where noted)
CRITICAL ACCOUNTING POLICIES
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s 2010 annual consolidated financial statements describes all of the Company’s significant accounting policies.
Inventories
Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value.
The Company records the costs of mining ore stacked on its leach pads and in process at certain of its mines as heap leach ore and work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to earnings and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of heap leach ore and work-in-process inventories include quantities of ore stacked on leach pads, recoverable ounces of gold contained in ore stacked on leach pads, recoverable ounces of gold in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its heap leach ore and work-in-process inventories, which would reduce the Company’s earnings and working capital. At December 31, 2010, the average costs of inventories are significantly below their net realizable values.
Mining Interests
The Company records mining interests at cost. In accordance with Canadian GAAP, the Company capitalizes production expenditures net of revenues received during the period prior to reaching operating levels intended by management as part of the cost of mining properties. Exploration costs are expensed as incurred to the date of establishing that costs incurred are economically recoverable, at which time exploration costs are capitalized and included in the carrying amount of the related property.
A significant portion of the Company’s mining properties is depleted using the unit-of-production method. Under the unit-of-production method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amount of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.
The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For producing properties, this assessment is based on the expected undiscounted future net cash flows to be generated from the mine. For non-producing properties, this assessment is based on whether factors that indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amount of its mining properties, which would reduce the Company’s earnings and net assets. At December 31, 2010, the Company assessed the change in factors which may indicate a need for impairment at each of its mining properties, which indicated that the properties’ estimated undiscounted net cash flows are in excess of their carrying values.
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(in United States dollars, tabular amounts in millions, except where noted)
Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amount of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s earnings and net assets.
Goodwill and Impairment Testing
The Company’s business combinations are accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities assigned to the reporting unit.
The Company performs an impairment test, on an annual basis, to determine whether the carrying amounts of goodwill are no longer recoverable. To accomplish this, the Company compares the reporting units’ fair values to their carrying amounts. If a reporting unit’s carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to the carrying amount, and any excess of the carrying amount over the fair value is charged to earnings. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. A review of the Company’s reporting units at December 31, 2010 indicated that the fair value of each reporting unit is in excess of its respective carrying value. Accordingly, there is no impairment of goodwill at December 31, 2010.
Reclamation and Closure Cost Obligations
The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Canadian GAAP requires the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash flows underlying the initial fair value measurements which result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the unit-of-production method. If the estimates of costs or of recoverable reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties or increase the amount of future depletion expense. A write-down of the carrying amounts of mining properties due to changes in estimates of costs will have a corresponding impact to the associated liabilities and no impact to net assets. An increase to future depletion expense due to a reduction in the amount of reserves expected to be recovered would reduce the Company’s earnings and net assets.
Assumptions used in determining the Company’s reclamation and closure cost obligations at December 31, 2010 include an inflation rate of 2%, discount rate of 5% and the Canadian dollar and Mexican peso at 1.10 and 12.50, respectively, to the US dollar. A 10% increase or decrease in inflation and exchange rates and 10% decrease or increase in discount rate would result in an increase or decrease of $54.0 million to the reclamation and closure cost obligation balance at December 31, 2010.
Future Tax Assets and Liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not more likely than not to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive
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(in United States dollars, tabular amounts in millions, except where noted)
and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning strategies if the strategies are feasible and implementable without significant obstacles.
The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.
The recoverability of future income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded at December 31, 2010.
Foreign Currency Translation
The measurement currency of the Company and its foreign operations is the US dollar and therefore the operating results of the Company’s foreign operations are translated using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies that are not measured at fair value are translated using the rates of exchange at the transaction dates; non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; income statement items denominated in foreign currencies are translated using the average monthly exchange rates; and the resulting foreign exchange gains and losses are included in earnings. Of the $355.4 million loss on foreign exchange recognized during the year ended December 31, 2010, $362.6 million related to the translation of future income taxes primarily denominated in Canadian dollar and Mexican peso.
OUTLOOK
The Company expects to produce between 2.65 and 2.75 million ounces of gold, which includes a significant contribution from Peñasquito as it ramps up to full production, in 2011. Total cash costs are expected to be in a range of $280 to $320 per ounce of gold on a by-product basis. On a co-product basis, the Company is forecasting a range of $475 to $500 per ounce of gold, based on an allocation of Peñasquito operating expenses against the four primary metals produced in proportion to assumed revenues. Assumptions used to forecast total cash costs for 2011 include $1,250 per ounce for gold; by-product metals prices of $20.00 per ounce silver; $3.25 per pound copper; $0.90 per pound zinc; $0.90 per pound lead, an oil price of $85 per barrel and the Canadian dollar and Mexican peso at $1.03 and $12.50 respectively to the US dollar.
Excluding Pueblo Viejo, capital expenditures for 2011 are forecast at approximately $1.5 billion, including $0.3 billion for Éléonore, $0.3 billion for El Morro, $0.2 billion for Red Lake and $0.2 billion for Cerro Negro. Exploration expenditures in 2011 are expected to amount to $170.0 million, of which approximately one-half will be expensed, with efforts focused on replacing reserves mined throughout the year and on extending existing gold zones at all the Company’s prospective mines and projects. Corporate administration expense, excluding stock based compensation, is forecast at $125.0 million for the year. Depreciation and depletion expense is expected to be $756 million, and the Company expects an overall effective tax rate of 30% for 2011.
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(in United States dollars, tabular amounts in millions, except where noted)
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s internal control over financial reporting includes policies and procedures that:
•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.
There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that
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(in United States dollars, tabular amounts in millions, except where noted)
judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Limitation on Scope of Design
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Minera Alumbrera Ltd. (“Alumbrera”), an entity in which the Company holds a 37.5% interest because the Company does not have the ability to dictate or modify controls at this entity and the Company does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2.6% of total assets, 2.2% of net assets, 15.7% of revenues, 15.0% of earnings from operations and 9.8% of net earnings of the Company, as of and for the year ended December 31, 2010, as disclosed in the Company’s consolidated financial statements.
In addition, the Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Andean Resources Limited which was acquired on December 29, 2010 and Sociedad Contractual Minera El Morro in which the Company acquired a 70% interest on February 16, 2010. These interests consist of the Company’s 100% interest in the Cerro Negro gold project in Argentina (“the Cerro Negro project”) and a 70% interest in the El Morro gold/copper project in Chile (“the El Morro project”), respectively. The Cerro Negro and El Morro projects constitute 17.7% and 4.2% of the Company’s total assets, respectively, 17.4% and 3.6% of the Company’s net assets, respectively, and 0% of the Company’s revenues, earnings from operations and net earnings as of and for the year ended December 31, 2010, as disclosed in the Company’s consolidated financial statements.
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(in United States dollars, tabular amounts in millions, except where noted)
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. (“Goldcorp”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2009 available at www.sedar.com and in Goldcorp’s annual information form for the year ended December 31, 2010 to be filed on SEDAR. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2009 available at www.sedar.com and to Goldcorp’s annual information form for the year ended December 31, 2010 to be filed on SEDAR, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.
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